UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

☑ Filed by the Registrant   ☐ Filed by a Party other than the Registrant

CHECK THE APPROPRIATE BOX:

☐	Preliminary Proxy Statement
☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12



Service Corporation International

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

☑	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.



Service Corporation International





2023

**Proxy Statement &
Annual Meeting Notice**



Robert Lynn Waltrip
Founder & Chairman Emeritus
January 10, 1931 – February 27, 2023

"So I believe trying to do the right thing every time is very, very important.

I think that's important in life."

R. L. Waltrip

Robert L. Waltrip was not just the founder of our Company, but also a visionary leader who laid the foundation for our success. He started SCI in 1962 and served as Chairman of the Board for 53 years. Through his determination, dedication and leadership, SCI has grown into the successful organization it is today.

A third-generation licensed funeral director, Mr. Waltrip was an entrepreneur, a rancher, and a devoted husband, father, grandfather and great-grandfather. Born on January 10, 1931, Mr. Waltrip grew up in the family's funeral business. His father owned Heights Funeral Home in Houston, TX, and Mr. Waltrip often rode along in the lead car during funeral processions. Inspired by his father's quick wit, Mr. Waltrip developed a great liking for practical jokes as a child and always prized the humor life would bring.

Mr. Waltrip graduated from Reagan High School in 1949, where he played on the school's football team. He then attended Rice University and the University of Houston, receiving a bachelor's degree in business administration in 1953. During his college years, he met Claire Holly, the woman who would become his beloved wife of 66 years.

Mr. Waltrip was preceded in death by his wife Claire and is survived by his sons Robert L. Waltrip, Jr. and W. Blair Waltrip; daughter Holly Waltrip; six grandchildren; and eight great-grandchildren.

As we celebrate the life of our founder, let us remember Mr. Waltrip for his immense contributions to our Company, our profession, and the Houston community. His generous philanthropic contributions helped improve the lives of many individuals and families in Houston and beyond.

Mr. Waltrip was the driving force and founder of the Lone Star Flight Museum and the National Museum of Funeral History. In 2020, Mr. Waltrip's generosity was exemplified by his gift to Rice University, which helped fund the construction of the Robert L. Waltrip Indoor Training Center, a state-of-the-art space for varsity athletics training and campus recreation.

Mr. Waltrip's vision and values continue to guide our Company today, and we are grateful for the foundation he laid.

Please join us in extending our deepest sympathies to the Waltrip family. He will be greatly missed.



Our Guiding Principles

Our Purpose

We are a Company committed to supporting families at difficult times and dedicated to celebrating the life and legacy of every loved one with professionalism, compassion, and attention to detail.

Our Values

Respect — **I**ntegrity — **S**ervice excellence — **E**nduring relationships

Our Vision

Celebrating life with dedication, excellence, and innovation.

Dignity® MEMORIAL Dignité® DEL ANGEL FUNERARIA® advantage® FUNERAL & CREMATION SERVICES National Cremation® Neptune Society AMERICA'S MOST TRUSTED CREMATION SERVICES®

To view our full family of brands, visit www.sci-corp.com/about/our-brands

As used herein, all references to "SCI", "Service Corporation International", or the "Company" refer to Service Corporation International and all of its affiliated companies.

This page is intentionally left blank

2022: Delivering Shareholder Value

OPERATIONAL HIGHLIGHTS

Revenue (in millions)



Funeral	$2,332
Cemetery	$1,777

Gross Profit %



Funeral	23.4%
Cemetery	34.3%

Preneed Sales Production (in millions)



Funeral	$1,171
Cemetery	$1,377

INVESTED CAPITAL AND LIQUIDITY

Growth Investments (in millions)



Business Acquisitions	$103
Growth Capital (1)	$52

Value Returned to Shareholders (in millions)



Dividends	$160
Share Repurchases	$661

Total Liquidity (in millions)



Credit Facility (2)	$1,000
Cash on Hand	$192

(1) Growth capital includes growth capital expenditures/construction of new facilities and real estate acquisitions

(2) Credit Facility availability as of January 2023 as disclosed in our Footnote 6. Debt in Part II, Item 8. Financial Statements and Supplementary Data in our 2022 Form 10-K.

TOTAL SHAREHOLDER RETURN (TSR) COMPARED TO S&P 500 (3)



	SCI	S&P 500
1 Year	(1)%	(18)%
3 Year	58%	25%
5 Year	101%	57%
10 Year	492%	227%

10-Year Total Shareholder Return

+492%

2012-2022

SCI   S&P 500

(3) As of December 31, 2022 and includes the reinvestment of dividends | Source: S&P Capital IQ

PERFORMANCE MEASURES

Earnings Per Share (EPS)



GAAP EPS	$3.53
Adjusted EPS	$3.80

Operating Cash Flow (OPCF) (in millions)



GAAP OPCF	$826
Adjusted OPCF	$826

GAAP - Generally Accepted Accounting Principles in the United States

Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

Tom Ryan's Letter to Shareholders

Dear Shareholders,

Before reflecting on 2022, I would like to take the opportunity to remember our founder, Robert L. Waltrip. Mr. Waltrip's innovative ideas pioneered changes throughout the funeral and cemetery industry and paved the way for SCI to become the industry leader that it is today. The importance of his contributions to the development of our Company, it leaders and our Board, cannot be overstated. He will be sorely missed.

It is the Company's commitment to Service Excellence, established by Mr. Waltrip, that remained the foundation of our customer engagement in 2022. Despite continued elevated volume, our 25,000 associates met that commitment. Their resilience over the last several years and their passion to put our customers first are the basis for our sustained high performance as a Company and a testament to our SCI culture.



Financial Performance

The year of 2022 was another strong one for SCI. Our strategy to grow revenue, leverage scale and allocate capital to reach the highest relative return opportunities remains unchanged. For the full year, we reported adjusted earnings per share of $3.80, which is an impressive 26% growth on a compounded annual basis since a pre-pandemic 2019.

The number of comparable funeral services performed and the comparable cemetery preneed sales production grew at a compounded annual growth rate of 5% and 15%, respectively, over a pre-pandemic 2019. These operating results enabled us to grow adjusted operating cash flow by almost $200 million or about 30% above 2019 results.

This allowed us to invest capital back into our existing businesses, develop new cemetery inventory, acquire and build new businesses, and invest in product and technology improvements that are expected to improve our associate and customer experience. We continued to return capital to you through share repurchases and dividends, at a Company record $821 million level.

Our strategy and our team's execution of it has been rewarded with total shareholder returns that meaningfully exceed the S&P 500 over 1, 3, 5 and 10 year periods. Over the last 10 years our return is almost 500%, more than doubling the return of the S&P 500.

" We have developed over the years an operating platform of great businesses, great people, and effective strategy and control at the corporate level. When combined with our most recent investments in technology to enhance the experience of our associates and our customers, this operating platform should afford our shareholders differential opportunities as we approach the demographic tailwind from the impact of the baby-boomer generation."

Leadership, Succession and Commitment to Diversity, Equity & Inclusion

We continued to focus on the development and succession planning of our entire team with a particular emphasis on future leaders as a part of our long term strategy. We identify or recruit those who we believe will help evolve and execute our strategy and promote and advance our inclusive culture. Along with the Board, we assess these potential leaders, create development plans, and expand their responsibilities and company-wide exposure, in an effort to make them ready for advancement. The results speak for themselves with the recent promotion of Lori Spilde to General Counsel and Senior Vice President and the elevation, effective in May, of Mansi Patel as Vice President, Human Resources. Women now represent over 40% of our Corporate Officer ranks.

At the Board level, women and people of color have represented 30% of our directors since 2018. With the proposed leadership changes effective in May, 3 of our 4 Board committees will be chaired by women that possess 5 to 8 years of tenure with SCI. This affords the Board diverse and new perspectives at the leadership level buttressed by highly valued experience and tenure in the working committees. I would like to thank Tony Coehlo, Vic Lund, and Blair Waltrip for their strong leadership over the last several years.

Finally, none of our success would be possible without the 25,000 associates that make SCI the great Company that it is. Their commitment to our families and communities is what sets us apart. We are continually looking at ways to invest in our associates through training and development, resources such as our Associate Resource Communities (ARCs), competitive wages, and expanded employee benefits. This year was an especially difficult one due to significant inflationary pressures experienced across the globe. In recognition of these difficult times, we provided an inflationary bonus to each of our non-bonus eligible associates and absorbed all of the inflationary increases to our employee health care costs allowing the premiums to remain unchanged from the prior year.

Conclusion

As part of our long-term strategy, we have always maintained a disciplined approach to our balance sheet, debt maturity profile, and liquidity in order to provide the financial flexibility to capitalize on opportunities presented, no matter the external business environment. This allows us to continue to allocate capital to the highest and best use.

We have developed over the years an operating platform of great businesses, great people, and effective strategy and control at the corporate level. When combined with our most recent investments in technology to enhance the experience of our associates and our customers, this operating platform should afford our shareholders differential opportunities as we approach the demographic tailwind from the impact of the baby-boomer generation.

We want to thank you, our shareholders, for your continued support and confidence in SCI.

Tom Ryan
Chairman and CEO

Message From Our Board of Directors

We invite you, our shareholders, to the Service Corporation International 2023 Annual Shareholder Meeting on Tuesday, May 2, 2023 at 9:00 a.m. Central Time, at the Company's Headquarters in Houston, TX. This year we present a new Lead Independent Director nominee, Marcus A. Watts, and the refreshment of certain Committee Chairs to bring fresh leadership perspectives to our Board Committees.

Shareholders and other interested parties may communicate with any of the independent Directors, including Committee Chairs and the Lead Independent Director, by using the following address:


Service Corporation International
Lead Independent Director c/o Office of Corporate Secretary
1929 Allen Parkway
Houston, TX 77019
Email: leaddirector@sci-us.com


Thank you for the trust you place in us and for your continued investment in Service Corporation International.

Sincerely,

Anthony L. Coelho Lead Independent Director	**Thomas L. Ryan** Chairman and CEO	**Alan R. Buckwalter, III**	**Jakki L. Haussler**
Victor L. Lund	**Ellen Ochoa**	**C. Park Shaper**	**Sara Martinez Tucker**
W. Blair Waltrip	**Marcus A. Watts**		

Remembering Our Colleague and Friend



In October 2022, we lost our former Director and friend, Cliff Morris. Cliff helped oversee SCI's strategy through his service on a variety of committees throughout his tenure with the Board. He was also a founding member of the Nominating and Corporate Governance Committee that was established in 2002 and served as a long-time member of that committee as well as the Audit Committee until his retirement in May 2022.

As a CPA with more than 60 years of experience, Cliff possessed extensive insight into finance, accounting, and auditing standards and practice. He used his business acumen to rise from ownership of his own accounting firm to CEO of AmeriCredit Corp., which was purchased in 2010 by General Motors.

As a former SCI executive from 1966 to 1971 and a long valued Board member, he had unique knowledge of the funeral and cemetery industry and was a longtime mentor and friend to many in SCI management. Cliff will be greatly missed.

2023 Annual Meeting of Shareholders


DATE AND TIME:
Tuesday, May 2, 2023 at 9:00 a.m. Central Time


PLACE:
Service Corporation International Conference Center, Heritage I & II 1929 Allen Parkway Houston, Texas 77019


RECORD DATE:
March 6, 2023

Voting Matters

PROPOSAL 1	PROPOSAL 2	PROPOSAL 3	PROPOSAL 4
Election of 10 Directors	Ratify the Selection of Pricewaterhouse Coopers LLP, Our Independent Registered Public Accounting Firm	"Say-on-Pay" Advisory Vote to Approve Named Executive Officer Compensation	"Say-on-Pay" Frequency Advisory Vote
✔ FOR EACH DIRECTOR NOMINEE Page 16	✔ FOR Page 38	✔ FOR Page 40	✔ EVERY ONE YEAR Page 71

How to Vote


BY INTERNET
Vote your shares at **www.proxyvote.com.**


BY TELEPHONE
Call toll-free number 1-800-690-6903.


BY MAIL
Sign, date, and return the enclosed proxy card or voting instruction form.


IN PERSON
To attend the meeting in person, you will need proof of your share ownership and valid picture I.D.

Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDERS MEETING TO BE HELD MAY 2, 2023:
For 2023, there is an annual meeting website to provide easy access to our annual meeting materials. At the annual meeting website, you can find an overview of the items for voting, our Proxy Statement and annual report for viewing online or for downloading, and a link to vote your shares. This Proxy Statement, the Notice of Annual Meeting of Shareholders, and the enclosed proxy card are first mailed to shareholders beginning on or about March 23, 2023 and are available at the annual meeting website at: **www.sciannualmeeting.com**.

Table of Contents

Proxy Statement Summary

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. Please read this entire Proxy Statement carefully before voting.

PROPOSAL 1

The Board of Directors recommends that Shareholders vote **"FOR"** each of the following nominees:



Director Nominees

Name Occupation	Independent	Director Since	Age	Other Public Boards[1]	BOARD COMMITTEE COMPOSITION[2]
Alan R. Buckwalter Former Chairman and CEO, Chase Bank of Texas	YES	2003	76	None	E I N
Anthony L. Coelho Former Majority Whip of the U. S. House of Representatives Independent business and political consultant	YES	1991	80	2	C E N
Jakki L. Haussler Founder and Chairwoman of the Board and former CEO, Opus Capital Management	YES	2018	65	3	A I
Victor L. Lund Former CEO and Executive Chairman of the Board, Teradata Corporation	YES	2000	75	None	A E N
Ellen Ochoa Former Director, NASA Johnson Space Center Independent Director and Speaker	YES	2015	64	None	C I
Thomas L. Ryan Chairman and CEO, Service Corporation International	NO	2004	57	None	E
C. Park Shaper CEO of Seis Holdings, LLC, a private investment holding company	YES	2022	54	2	A C
Sara Martinez Tucker Former Chief Executive Officer, National Math + Science Initiative, a non-profit organization to improve student performance in STEM subjects	YES	2018	67	1	A N
W. Blair Waltrip Independent consultant, family and trust investments, and former Senior Executive of the Company	NO	1986	68	None	I
Marcus A. Watts, Lead Independent Director[2] President, The Friedkin Group, an umbrella company overseeing various business interests that include a variety of branded automotive, hospitality, and entertainment companies	YES	2012	64	1	C E N

A Audit Committee	**E** Executive Committee	**N** Nominating & Corporate Governance Committee
C Compensation Committee	**I** Investment Committee	● Member ● Chair

[1] See Director profiles beginning on page **16**, which include other public boards for each Director.

[2] Lead Independent Director, composition of Board Committees, and chair designations once elected in 2023.

Director Snapshot

We have added three new Directors since 2018, which has decreased our Board's average age and tenure by three and eight years, respectively. Of our current Board members, 30% of Directors are ethnically diverse women.



DIRECTOR AGE

Average age
67 years old

2 - 50 to 60 years
5 - 61 to 70 years
3 - 71 to 80 years

DIRECTOR TENURE

Average tenure
16 years

3 - 0 to 5 years
1 - 6 to 10 years
6 - 10 years or more

GENDER

Gender diversity
30% of the Board

3 - Female
7 - Male

ETHNICITY

Ethnic diversity
30% of the Board

3 - Minority
7 - Non-Minority

DIRECTOR INDEPENDENCE	DIRECTOR NOMINEES EXHIBIT	HIGHLY ENGAGED AND ACTIVE BOARD
• 8 out of 10 Directors are independent • 9 out of 10 Directors are non-management • Audit, Compensation, and Nominating and Corporate Governance Committees of SCI are composed entirely of Independent Directors • If elected, Marcus Watts will serve as the **Lead Independent Director** (see page **31** for list of key duties and responsibilities of Lead Independent Director)	• Personal qualities such as self-awareness, respect, integrity, independence, and capacity to function effectively in challenging environments • Experience in various executive/senior leadership roles and proven records of success • Corporate governance knowledge and practices • Appreciation for diversity of people and perspectives • Objectivity and sound judgment	• Actively involved with overseeing Company's execution of its strategy and risk management • 100% combined meeting attendance record for Board and Board committee meetings in 2022 • 4 Board meetings in 2022 • 17 committee meetings in 2022

Our Director nominees possess a diverse mix of backgrounds, experience, and expertise:



FINANCIAL — 9/10

MARKETING/BRAND MANAGEMENT — 4/10

GOVERNMENT/ REGULATORY — 6/10

REAL ESTATE/BUSINESS DEVELOPMENT/M&A — 5/10

HUMAN CAPITAL MANAGEMENT — 7/10

RISK MANAGEMENT — 7/10

INVESTMENTS/FINANCIAL SERVICES — 6/10

TECHNOLOGY OR E-COMMERCE — 3/10

INDUSTRY — 3/10

Corporate Governance Highlights

Shareholder and Proxy Advisor Outreach

We have a long-standing history of an active shareholder outreach and engagement program. The Board and management continue to place a high priority on listening to and considering the views of our shareholders. Engaging with our shareholders is fundamental to our commitment to good governance practices and has resulted in changes and enhancements to our governance and disclosures over time. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights. We also have a formal process of outreach to our top shareholders prior to our annual meeting to solicit feedback on our corporate governance practices, executive compensation programs, environmental and social goals, as well as our long-term business strategy and other issues specific to our industry. In addition, certain of our directors have participated in direct shareholder engagement when requested and deemed appropriate. The results of these conversations are summarized and discussed with both the Board and our management. As part of our normal procedures, we also have open dialogue with Glass Lewis and Institutional Shareholder Services and use their constructive feedback to continuously enhance our disclosures.

In early 2022, we engaged with shareholders representing approximately 55% of the Company's common stock prior to our Annual Shareholder Meeting. Through investor discussions, we are in the process of adopting best practices regarding proxy access bylaw provisions this year (see page **37** for further information). Through our ongoing shareholder outreach efforts, we better understand the viewpoints of our shareholders as well as gain opportunities to communicate how our decisions align with our strategic goals.

Investors continued to show support for our overall executive compensation program and viewed it as well-structured and aligned with performance. In response to comments received in prior years, we removed the single-trigger vesting upon change in control for equity awards beginning in 2022. Investors also applauded the addition of a new Board member last year and the resulting reduction in tenure, and encouraged us to continue the progress we have made with Board recruitment as well as Board diversity.

Investor's sentiment was very positive with respect to our enhanced ESG disclosures included in our inaugural Sustainability Report published last year. Most meetings involved a discussion on human capital management, diversity and inclusion efforts, and environmental programs. Overall, shareholders were supportive of our focus and plans. In some discussions, investors encouraged us to move towards more quantitative environmental disclosures. In response, we are reporting for the first time preliminary estimates of our electricity consumption as well as Scope 1 and Scope 2 Greenhouse Gas (GHG) emissions.

This new information and environmental metrics can be found in our 2022 Sustainability Report published in March 2023, which is available on our website at https://investors.sci-corp.com. Using Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosures (TCFD), and Task Force on Nature-related Disclosures (TFND) frameworks as guides, we are continuously working to ensure we measure what matters to our Company and drives value for all of our Stakeholders. [1]

We engaged in 2022 with shareholders representing approximately

55%

of the Company's common stock as part of our Proxy Outreach

[1] These reports, policies and disclosures, as well as those discussed elsewhere in this Proxy Statement, are not part of this Proxy Statement, are not "soliciting material," are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only.

Board Leadership Refreshment

As we continue to listen and respond to investors, we understand the importance of fresh leadership perspectives within our Board of Directors. We are also pleased to welcome a new Lead Independent Director, Marcus Watts, and Jakki Haussler and Sara Martinez Tucker as the Chairs of the Investment and Audit Committees, respectively. The commitment and leadership of Anthony Coehlo, as the Lead Independent Director for the past several years has provided a stable foundation for the Board to welcome a new Lead Independent Director and new leadership of two of our Board Committees. With the proposed leadership changes effective in May 2023, three of our four Board committees will be chaired by women that possess five to eight years of tenure with SCI. This affords the Board diverse and new perspectives at the leadership level combined with the highly valued experience and tenure throughout the various committees.

Adoption of Best Practices and Board Composition Changes

We have a history of thoughtful consideration of shareholder feedback and monitoring corporate governance best practices. The timeline below demonstrates our governance enhancements with respect to Board structure, shareholder rights, and executive compensation. We also remain continually focused on Board composition and committed to evaluating our disclosures to promote transparency.

	Best Practices	Board Composition
2018	• Board recommended and shareholders approved the **de-classification of our Board of Directors** • Board recommended and shareholders approved **elimination and reduction of certain supermajority voting requirements** in our Articles of Incorporation and Bylaws • We eliminated **the Umbrella Plan** within our executive incentive compensation plan due to certain changes in the Tax Act	• Added diverse perspectives and experience with the **addition of Sara Martinez Tucker and Jakki Haussler to our Board** • To facilitate the recruitment of the next generation of Board leaders, **R.L. Waltrip decided not to seek re-election** after 56 years of meaningful contributions • Long-time member, Dr. Ed Williams, passed away after faithfully serving on the Board for 27 years
2019	• We **enhanced our disclosures around Environmental, Social, and Governance (ESG)** • The Board made changes to the Company's Bylaws to permit the **Chair of the Nominating and Corporate Governance Committee of the Board to preside** over the Board meetings in the absence of the Board Chair and the Lead Director	• After 36 years of outstanding service on the Board of Directors, **John Mecom decided to not seek another term** as a Board member
2020-2021	• Updated the charter of the Nominating and Corporate Governance Committee of the Board reflecting its ESG oversight responsibilities • Strengthened the non-financial modifier, or ESG metric, for the Annual Performance Based incentive plan by increasing the online customer satisfaction rating threshold to 4.25 • Modified ROE threshold for the Performance Unit Plan	• Cliff Morris **decided to not seek another term as a Board member in 2021** • **Ellen Ochoa was nominated as the Compensation Committee Chair in 2021.** Alan Buckwalter transitioned off of the Compensation Committee in 2022
2022	• We published our first Sustainability report outlining our ESG initiatives and programs, which is available on our website: **https://investors.sci-corp.com/** • **Removed automatic single-trigger** vesting upon change in control effective for equity awards granted in 2022	• C. Park Shaper **was nominated and elected to the Board in 2022**
2023	• **We are in the process of adopting bylaw changes that will provide shareholders proxy access rights (see page 37 for more information)**	• **Sara Martinez Tucker and Jakki L. Haussler will serve as Audit Committee and Investment Committee Chair, respectively, if elected, in 2023** • **Marcus A. Watts, if elected, will serve as the Lead Independent Director in 2023**

Our best practices include:

- Majority voting standard in Director elections
- Annual Board and Committee evaluation process
- Board orientation and education program
- No shareholder rights plan or "poison pill"
- No single trigger vesting upon change in control

- Shareholders' (10%) ability to call special meetings
- Anti-hedging and anti-pledging policies applicable to all Directors and Officers
- Stock ownership and retention guidelines for Directors and Officers

Environmental, Social, and Governance (ESG) Overview

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of our Nominating and Corporate Governance Committee (NCGC). Since 2020, the NCGC reviewed matters presented by our ESG Steering Committee, which is a cross functional committee of Company management, and addressed other related risks through various committee meetings throughout the year. See page **36** for more details about of the Board's oversight of ESG in our Corporate Governance section in this Proxy Statement. For more information on our ESG initiatives and programs, please refer to our Sustainability Report, which is available on our website at https://investors.sci-corp.com.

Our Social Matters

The approximately 25,000 associates we employ and the over 600,000 families we serve guide our purpose and core values, making our Company's social impact our primary focus. Our associates' compassion, positive outlook, and enthusiasm heighten the level of care for the families we serve and propel our Company's continued success. We strive for a workplace where ideas are welcomed, efforts are recognized, suggestions are put into practice, and innovative programs are deployed.

Since 2017, we have been certified by Great Place to Work®, a global authority on high-trust, high-performance workplace cultures. We continuously focus on improving associate satisfaction and developing innovative programs.



Great Place To Work. Certified SINCE 2017 USA

87% of associates say they are made to feel welcome when they join the Company.

89% of associates feel they are treated fairly regardless of their race.

87% of associates feel their work has special meaning and this is not "just a job."

88% of associates feel a sense of pride at what we accomplish.

At SCI, we also believe in supporting causes that enhance and promote the well-being of the communities where we do business. Through strategic partnerships with multiple organizations, we make a difference in the communities where our associates and client families live, work, and play.

We believe in the power of inclusion, and we respect our fellow associates' work, ideas, beliefs, and lifestyles. Through programs such as our Women's Leadership Conference and Associate Resource Communities (ARCs), colleagues with similar interests connect with others for networking and opportunities for growth. Seven ARCs have been formed, including HOPE and FaithRISE in 2022. Our leadership team is committed to advancing inclusion and diversity within the workplace by embracing the many backgrounds and perspectives that make each of us unique. Our CEO, Thomas L. Ryan, is a member of CEO Action for Diversity & Inclusion™ and we recently added a senior management position to oversee inclusion and diversity. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes.

Workforce Demographics

We embrace and value the many backgrounds and perspectives that make our workforce diverse, allowing us to remain relevant to the diverse families we serve.

ETHNIC DIVERSITY





White
70%
58%
60%
Hispanic
18%
25%
24%
Black
7%
10%
9%
Asian
3%
4%
4%
Other Ethnicities
2%
3%
3%
Management
Non-Management
Total

GENDER DIVERSITY

Male
49%
47%
47%
Female
51%
53%
53%
Management
Non-Management
Total

TURNOVER



2022

23.0%
3.9%
26.9%

2021

21.4%
4.2%
25.6%

Voluntary Turnover
Involuntary Turnover
Total Company Turnover

Our workforce of 25,000 associates includes approximately 17,000 full-time and 8,000 part-time individuals. Due to the seasonality of our business, we appreciate the flexibility of our part-time associates. Of our 25,000 associates, the sales team of approximately 3,750 associates has higher attrition than other roles due to the highly competitive nature of commission-based sales positions. While turnover increased slightly in 2022, we are encouraged by the minimal impact on our business given the current resignation trend within the United States economy.

Corporate Governance Highlights

3 NEW DIRECTORS	**30% OF CURRENT BOARD MEMBERS**	**8 OUT OF 10 DIRECTORS**
Have been added since 2018, which has decreased our Board's tenure by eight years	Are women	Are independent
30% OF CURRENT BOARD MEMBERS	**3 OF OUR COMMITTEE CHAIRS**	**9 OUT OF 10 DIRECTORS**
Self-identify as a member of an underrepresented group	Are ethnically diverse women (if elected)	Are non-management

Our Environmental Initiatives

We take seriously the obligation to better our society and the communities in which we operate and are committed to initiatives that respect our environment. We are focusing on the areas where we can make an impactful contribution. We manage approximately 35,500 acres of land, most of which is green space within our cemeteries, providing families a natural and peaceful environment to grieve the loss of their loved ones. Our cemeteries often serve as community parks in certain urban areas and these open green spaces make a valuable environmental contribution to help reduce concentrations of greenhouse gases in the atmosphere. For families that desire to honor their loved ones' memory with environmentally friendly products, we offer a number of green, biodegradable options available at many of our locations.

We understand our Company footprint comes with responsibilities to monitor and evaluate our use of natural resources and its potential impact on the environment. To accurately track and measure our energy usage, we began implementing a utility usage reporting solution in 2021 to capture consumption across our more than 1,900 locations. This new system and process will assist us with understanding our energy consumption of natural gas and electricity usage, as well as identifying efficiency opportunities. These new reporting methods have allowed us to report on our estimated carbon emissions footprint as well as purchased grid electricity for the applicable data coverage areas. We have included our initial greenhouse gas and electricity consumption metrics in our Sustainability Report, which is available on our website at https://investors.sci-corp.com/.

We are currently exploring several opportunities regarding reducing water consumption, energy conservation, and greenhouse gas emissions through the following initiatives:

- Exploring water reclamation and other utilization and irrigation methods at select cemeteries.
- Focusing on operating efficiencies of our crematories and investigating potential installation of a water-based cremation process and equipment, which would reduce our carbon emissions.
- Installing solar panels at certain locations.
- Continuing the conversion of electricity contracts to renewable sources (began efforts in 2019).
- Testing electric vehicles for the development of a potential electric vehicle strategy within our fleet.

For more information on our ESG initiatives and programs, please refer to our Sustainability Report, which is available on our website at https://investors.sci-corp.com.

<table>
<tr><td>PROPOSAL
2</td><td>The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm of the Company.</td><td></td></tr>
</table>

Auditor Selection

Why we believe you should vote "FOR" PwC as our independent auditors:

PwC engagement:

- PwC has extensive knowledge of our unique industry and has demonstrated its capability and expertise as an Independent Registered Public Accounting Firm.
- PwC maintains independence and objectivity through 5-year audit partner engagement rotations, strong internal control procedures, and regulatory oversight from PCAOB and SEC in addition to industry peer-reviewed audits.
- Our Audit Committee and PwC regularly meet to discuss audit matters and provide updates outside the presence of management.
- Our Audit Committee reviews SCI's engagement letter and approves PwC's annual audit and non-audit fees.
- Approximately 95% of the fees incurred are audit-related.

YEAR-OVER-YEAR COMPARISON OF OUR AUDIT TO NON-AUDIT FEES



For more information in regard to the audit and non-audit fees, please see section titled "Audit Fees and All Other Fees" under Audit Committee Matters on page **39**.

PROPOSAL 3

The Board of Directors recommends a vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).

2022 Named Executive Officers' Compensation

Over the past several years, the Compensation Committee in conjunction with management has worked to improve the alignment of our compensation programs with the interests of our shareholders. In 2022, almost **80%** of our CEO's compensation and almost **70%** of the compensation of our other Named Executive Officers' (NEOs) was performance-based.

% of 2022 Compensation for CEO and Other NEOs


10%
25%
53%
12%
CEO
17%
30%
37%
16%
Other NEO

Component	Description	Highlights and Recent Changes
Annual Base Salary	• Fixed cash • Established based on a competitive range of benchmark pay levels	

Annual Performance-Based Incentive Compensation	• Performance-Based cash
	• Tied to the attainment of performance measures:
	  • **Normalized EPS**
	  • **Normalized Free Cash Flow per Share**
	  • **Comparable Preneed Production**
	• Established based on a competitive range of benchmark pay levels
		• **200%** payout percentage for 2022 performance
		• 2020 plan introduced an ESG metric, which is tied to Google (customer satisfaction) ratings

Long-Term Incentive Compensation	(1/3) **Stock Options** • Vest at a rate of 1/3 per year	
	(1/3) **Restricted Stock:** • Vest at a rate of 1/3 per year	
	(1/3) **Performance-Based Units ("PUP"):** • Tied to measurement of three-year total shareholder return ("TSR") relative to the constituents of the S&P MidCap 400 index that is governed by a normalized return on equity (ROE) benchmark floor tied to the S&P MidCap 400® index	• **200%** payout percentage for 2020-2022 performance cycle • Units are denominated in shares instead of dollars
	• Long-term incentive compensation is established based on a competitive range of benchmark pay levels	• **Removed automatic single-trigger** vesting upon change in control effective for equity awards granted in 2022
Other Compensation	**Retirement Plans:** • Executive Deferred Compensation Plan • 401(k) Plan	
	Perquisites and Personal Benefits: • Reasonable benefits provided	

Pay for Performance Alignment

A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated in the historical payouts related to our annual and long-term incentive plans. Below is a graph aligning CEO pay and performance, using the five-year total shareholder return. The Company realized total shareholder return (TSR) of 101% over the last five fiscal years, outpacing the return of the S&P 500 TSR of 57%.



(1) A change in the denomination of the performance unit plan created a temporary distortion in the disclosure of 2018 and 2019 total compensation by "doubling up" previous performance plan grants, which were disclosed when paid, with the initial inclusion of the 2018 and 2019 performance plan grant values.

PROPOSAL 4   The Board of Directors recommends a vote **"EVERY ONE YEAR"** on this proposal.

"Say-on-Pay" Frequency Advisory Vote

Our Board recommends that shareholders vote for the option of every "one year" as the frequency to vote on Named Executive Officer compensation. An annual advisory vote will enable shareholders to provide direct input to the Company regarding its compensation philosophy, policies, and practices as disclosed in the proxy statement each year.

Corporate Governance at Service Corporation International



PROPOSAL 1 — Election of Directors

The Board of Directors recommends that Shareholders vote **"FOR"** each of the following nominees:

Set forth below are profiles for each of the ten candidates nominated by the Nominating and Corporate Governance Committee of the Board of Directors for election by shareholders at this year's Annual Meeting each with one-year terms expiring at the 2024 annual meeting. Directors are elected by a majority of shares present at the meeting.

Director Nominees



Alan R. Buckwalter

INDEPENDENT

Director Since: 2003

Age: 76

Committees:

Executive, Investment, Nominating and Corporate Governance

Occupation:

Former Chairman and CEO, Chase Bank of Texas

Education:

Fairleigh Dickinson University

SKILLS & QUALIFICATIONS:

- Financial
- Human Capital Management
- Investments/Financial Services
- Real Estate/Business Development/ M&A
- Risk Management

PRIOR BUSINESS EXPERIENCE

- Chairman, J.P. Morgan Chase Bank, South Region (1995-2003)
- President of Texas Commerce Bank (1990-1995)
- Held various positions at Chemical Bank in corporate division (1970-1990)

OTHER POSITIONS

- Board Member, Texas Medical Center
- Chairman Emeritus and Board Member, Central Houston, Inc.

PAST PUBLIC COMPANY BOARDS

- Freeport-McMoRan, Inc. (2013-2015)
- Plains Exploration and Production (2003-2013); subsequently acquired by Freeport-McMoRan Inc.

OTHER PRIOR POSITIONS

- Board of Directors, Federal Reserve Bank of Dallas (Houston Branch)

DIRECTOR SUMMARY:

Alan Buckwalter's extensive corporate finance and banking experience provides the Board with valuable financial and investment management insights. He is an insightful resource for relevant strategy and risk management gained from his many years in senior executive roles. His tenure on the Board has allowed him to develop a robust understanding of our unique industry. Furthermore, he possesses significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.



Anthony L. Coelho
INDEPENDENT

Director Since: 1991

Age: 80

Committees:
Compensation, Executive, Nominating and Corporate Governance

Occupation:
Former Majority Whip of the U.S. House of Representatives

Independent business and political consultant

Education:
Loyola University Los Angeles

SKILLS & QUALIFICATIONS:

 Financial

 Government/Regulatory

 Human Capital Management

 Investments/Financial Services

 Marketing/Brand Management

PRIOR POLITICAL EXPERIENCE

- Chairman of the President's Committee on Employment of People with Disabilities (1994-2001)
- General Chairman of Al Gore's Presidential campaign (1999-2000)
- Majority Whip (1987-1989)
- Member of U.S. House of Representatives (1978-1989); original sponsor/author of the Americans With Disabilities Act

PRIOR BUSINESS EXPERIENCE

- President/CEO of Wertheim Schroder Financial Services, grew $800 million firm to $4.5 billion over 6 years (1990-1995)

CURRENT PUBLIC COMPANY BOARDS

- Board Chairman, Esquire Financial Holdings, Inc.
- AudioEye, Inc.

SELECT PAST PUBLIC COMPANY BOARDS

- Chairman, Cyberonics
- Chairman, Circus Circus Enterprises (now MGM Mirage)
- Chairman, ICF Kaiser International, Inc.
- Warren Resources, Inc.

OTHER POSITIONS

- Former Chairman and current Board Member of the Epilepsy Foundation

DIRECTOR SUMMARY:
Tony Coelho's successful role as President and CEO of a multi-billion financial services company provides the Board with financial, investing, and senior leadership expertise. His experience on the Board has allowed him to develop a robust understanding of our unique industry. His political experience and expertise provide unique insights into government, public policy matters, and regulatory issues. Additionally, he has significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies.



Jakki L. Haussler
INDEPENDENT

Director Since: 2018

Age: 65

Committees:
Audit, Investment (Chair-elect)

Occupation:
Founder and Chairwoman of the Board, Opus Capital Management (since 1996), an independent registered investment advisor, providing investment solutions to institutions and high-net worth individuals

Education:
University of Cincinnati
Salmon P. Chase College of Law, Northern Kentucky University

SKILLS & QUALIFICATIONS:

Financial

Government/Regulatory

Investments/Financial Services

Marketing/Brand Management

Real Estate/Business Development/ M&A

PRIOR BUSINESS EXPERIENCE

- CEO Opus Capital Management (1996-2019)
- Managing Director, Capvest Venture Fund, LP (2000-2011) a private equity fund for growth and expansion stage companies
- Partner, Adena Ventures, LP (1999-2010) a private equity fund targeting underserved markets

CURRENT PUBLIC BOARD POSITIONS

- Barnes Group Inc.
- Morgan Stanley Funds
- Vertiv Holding Co.

OTHER POSITIONS

- Member, Board of Directors, The Victory Funds
- Member/Founder, Chase College of Law, Transaction Law Practice Center
- Board of Visitors, Chase College of Law
- Member, Northern Kentucky University Foundation Investment Committee

PAST PUBLIC COMPANY BOARDS

- Cincinnati Bell, Inc.
- Best Transport, Inc. (now Descartes Systems Group, Inc.)

DIRECTOR SUMMARY:
Jakki Haussler has expertise in finance, portfolio management, and senior leadership experience as founder and Chairwoman of Opus Capital Management. Her expertise and experience provides background in investments and equity funds. Her experience as Partner in Adena Ventures provides insight into business development and M&A activity. Her other board positions have given her exposure to different industries and varying approaches to governance and issue resolution, which, if elected, qualify her to serve as Chair of the Investment Committee.



Victor L. Lund
INDEPENDENT

Director Since: 2000

Age: 75

Committees:

Audit, Executive, Nominating and Corporate Governance

Occupation:

Former President, CEO, and
Executive Chairman of the Board, Teradata
Corporation

Education:

The University of Utah
MBA The University of Utah

SKILLS & QUALIFICATIONS:

Financial

Human Capital Management

Marketing/Brand Management

Real Estate/Business
Development/M&A

Technology or e-Commerce

PRIOR BUSINESS EXPERIENCE

- Executive Chairman (2019-2020) & President and CEO (2016-2018), Interim CEO (2019-2020), Teradata Corporation
- Chairman, DemandTec, a software company (2006-2012)
- Chairman, Mariner Healthcare, Inc. (2002-2004)
- Vice Chairman, Albertsons, Inc. (1999-2002)
- 22-year career with American Stores Company in various positions including Chairman, CEO, CFO and Corporate Controller (1977-1999)
- Audit CPA, Ernst & Ernst (1972-1977)

PAST PUBLIC COMPANY BOARDS

- Teradata Corporation
- DemandTec
- Delta Airlines
- Del Monte Foods, Inc.
- Mariner Healthcare, Inc.
- Albertsons, Inc.
- American Stores Company
- NCR Corporation

DIRECTOR SUMMARY:

Victor Lund's years of senior executive experience and leadership such as his former position of CEO and Executive Chairman of Teradata provide the Board with invaluable experience in technology and technological processes. His tenure on the Board has allowed him to develop a robust understanding of our unique industry. As a former auditor who also worked in various corporate finance positions, he possesses an extensive understanding of financial reporting and auditing practices. Furthermore, his service on other boards provide SCI with valuable corporate governance expertise.



Ellen Ochoa
INDEPENDENT

Director Since: 2015

Age: 64

Committees:
Compensation (Chair), Investment

Occupation:
Former Director of NASA and Independent Director and Speaker

Education:
San Diego State University
MS, PhD (Electrical Engineering), Stanford University

SKILLS & QUALIFICATIONS:

Financial

Government/Regulatory

Human Capital Management

Risk Management

Technology or e-Commerce

PRIOR BUSINESS EXPERIENCE

- Director of NASA Johnson Space Center (2013-2018); Astronaut at NASA Johnson Space Center (1990-2012), first Hispanic female astronaut with nearly 1,000 hours in space
- Branch Chief and Research Engineer, NASA Ames Research Center
- Researcher, Sandia National Laboratories (1985-1988)

OTHER POSITIONS

- Member, Board of Directors, SRI International
- Member, National Academy of Engineering
- Member, Board of Directors, Mutual of America
- Member, Board of Directors, Gordon and Betty Moore Foundation
- Fellow, American Institute of Aeronautics and Astronautics
- Fellow, American Association for the Advancement of Science
- Director Emerita (former Vice Chair) Manned Space Flight Education Foundation

FORMER POSITIONS

- Former Chair Board Governance, National Science Board (Special Government Employee)
- Former Chair, Nomination Evaluation Committee, National Medal of Technology & Innovation
- Former Member, Board of Directors, Federal Reserve Bank of Dallas
- Former Member Board of Trustees, Stanford University

DIRECTOR SUMMARY:
Ellen Ochoa's background with NASA and other governmental entities provides the Board with extensive technology and government/regulatory experience and insight. The senior leadership experience gained through her role as Director of NASA's Johnson Space Center provides the Board with strategic planning, management of large projects, personnel development, and capital allocation expertise. Her many other positions include oversight activities such as financial stewardship and organizational governance.



Thomas L. Ryan
NON-INDEPENDENT

Director Since: 2004

Age: 57

Committees:
Executive (Chair)

Occupation:
Chairman (since 2016) and
CEO (since 2005) of SCI

Education:
The University of Texas at Austin

SKILLS & QUALIFICATIONS:

 Financial

 Human Capital Management

 Industry

 Investments/Financial Services

 Risk Management

PRIOR BUSINESS EXPERIENCE

- CEO European Operations, SCI (2000-2002)
- Variety of financial management roles, SCI (1996-2000)

OTHER POSITIONS

- Board Member, University of Texas McCombs Business School Advisory Council
- Senior Member, University of Texas MD Anderson Cancer Center Board of Visitors
- Former Chairman and Member of the Board of Trustees, United Way of Greater Houston
- Former Board Member, Genesys Works

PAST PUBLIC COMPANY BOARDS

- Texas Industries
- Chesapeake Energy
- Weingarten Realty Investors

DIRECTOR SUMMARY:

Thomas L. Ryan's 27-year career with SCI has instilled a deep understanding of our industry and strategic insights as well as strong leadership skills. He has demonstrated operational execution to long-term strategic direction, including leadership of significant acquisitions and capital allocation decision-making, as well as risk management. His service with other publicly traded company boards has given him valuable insight into corporate governance and diverse approaches to key issues.



C. Park Shaper
INDEPENDENT

Director Since: 2022

Age: 54

Committees:
Audit, Compensation

Occupation:
CEO of Seis Holdings, LLC, a private investment holding company (2013-present)

Education:
Stanford University
MBA, J.L. Kellogg Graduate School of Management, Northwestern University

SKILLS & QUALIFICATIONS:

Financial

Government/Regulatory

Investments/Financial Services

Real Estate/Business Development/M&A

Risk Management

PRIOR BUSINESS EXPERIENCE

- President, Kinder Morgan Inc. (2005-2013)
- Variety of financial management roles, Kinder Morgan Inc. (2000-2005)
- President and Director, Altair Corporation
- VP and CFO First Data Analytics

CURRENT PUBLIC COMPANY BOARDS

- Sunnova Energy International, Inc.
- Kinder Morgan, Inc.

OTHER BOARD POSITIONS

- Vice Chair, Texas Children's Board of Trustees
- Member, Board of Overseers of the Hoover Institution at Stanford University
- Member, Board of Advisors of the Baker Institute at Rice University

PAST PUBLIC COMPANY BOARDS

- Weingarten Realty
- Star Peak Energy Transition Corp.
- Star Peak Corp. II

DIRECTOR SUMMARY:
C. Park Shaper's extensive leadership background includes his role as CEO of Seis Holdings, LLC, a private investment holding company, a position he has held since 2013; as well as positions of increasing responsibility at Kinder Morgan from 2000-2013, including Vice President and CFO in 2000, a member of the Office of the Chairman in 2003, Executive Vice President in 2004, and President from 2005 to 2013. Prior to Kinder Morgan, Mr. Shaper held positions as President of Altair Corporation and Vice President and CFO of First Data Analytics. His broad experience provides the Board with invaluable leadership and financial experience, as well as strategy and management expertise. He has also served on the board of directors of various public companies with service on audit, compensation, and nominating and corporate governance committees.



Sara Martinez Tucker
INDEPENDENT

Director Since: 2018

Age: 67

Committees:
Audit (Chair-elect), Nominating and Corporate Governance

Occupation:
Former Chief Executive Officer, National Math + Science Initiative, a non-profit organization to improve student performance in STEM (Science, Technology, Engineering, and Math) subjects

Education:
The University of Texas at Austin
MBA, McCombs School of Business, The University of Texas at Austin

SKILLS & QUALIFICATIONS:

 Financial

 Government/Regulatory

 Human Capital Management

 Risk Management

 Technology or e-Commerce

PRIOR BUSINESS EXPERIENCE
- Vice President, AT&T (1997-2006)

CURRENT PUBLIC COMPANY BOARDS
- American Electric Power

OTHER POSITIONS
- Member, University of Notre Dame's Board of Fellows and Board of Trustees
- Board Member, Nationwide Mutual Insurance Company

PAST PUBLIC COMPANY BOARDS
- Cornerstone OnDemand, Inc.
- Xerox Corporation
- Sprint Corporation

PAST OTHER POSITIONS
- Former Chair, University of Texas System Board of Regents
- Former Under Secretary of Education in the U.S. Department of Education

DIRECTOR SUMMARY:
Sara Martinez Tucker has extensive knowledge and experience gained through her various executive leadership roles. Her most recent executive experience and her role as the chair of a board business and technology committee provides the Board with invaluable experience and expertise in technology. She also provides strong leadership and executive experience through her previous role as Vice President with AT&T. Her background serving as the Department of Education's undersecretary has given her specific insight into governmental processes and human capital management as well as exposure to a variety of regulatory issues. Further, she possesses significant corporate governance knowledge developed by current and past service on the boards of other publicly traded companies, which will enable her to lead as Chair of the Audit Committee.



W. Blair Waltrip
NON-INDEPENDENT

Director Since: 1986

Age: 68

Committees:
Investment

Occupation:
Independent Consultant, Family and Trust Investments, and Former Senior Executive of SCI

Education:
Sam Houston State University

SKILLS & QUALIFICATIONS:

 Financial

 Industry

 Investments/Financial Services

 Real Estate/Business Development/M&A

 Risk Management

PRIOR BUSINESS EXPERIENCE

- Various positions at SCI including VP of Corporate Development, SVP of Funeral Operations, EVP of SCI's real estate division, Chairman and CEO of SCI Canada, and EVP of SCI (1977-2000)

OTHER POSITIONS

- Treasurer, National Museum of Funeral History
- Active real estate broker

PAST PUBLIC COMPANY BOARDS

- Sanders Morris Harris Group, Inc. (Edelman Financial)

DIRECTOR SUMMARY:

Blair Waltrip's experience includes various corporate finance roles at SCI, demonstrating a solid understanding of mergers and acquisitions, real estate, and investment management. His tenure as EVP/COO at SCI allowed him to develop a robust understanding of our unique industry. Further, he possesses corporate governance knowledge developed by past service on the board of another publicly traded company.



Marcus A. Watts
LEAD INDEPENDENT (EFFECTIVE MAY 2023 IF ELECTED)

Director Since: 2012

Age: 64

Committees:
Compensation, Executive, Nominating and Corporate Governance (Chair)

Occupation:
President, The Friedkin Group (since 2011), which includes a variety of branded automotive, hospitality, and entertainment companies

Education:
Texas A&M University
Harvard Law School

SKILLS & QUALIFICATIONS:

 Government/Regulatory

 Human Capital Management

 Industry

 Marketing/Brand Management

 Risk Management

PRIOR BUSINESS EXPERIENCE

- Vice Chair and Managing Partner-Houston, Locke Lord LLP (1984-2010) with a focus on corporate and securities law, governance, and related matters

CURRENT PUBLIC COMPANY BOARDS

- Coterra Energy, Inc.

CURRENT OTHER BOARD POSITIONS

- Board Member, Highland Resources, Inc. (private real estate company)

PAST OTHER BOARD POSITIONS

- Former Chairman, Greater Houston Partnership
- Former Chairman, Board of Trustees, United Way of Greater Houston
- Former Board Chair, Federal Reserve Bank of Dallas (Houston Branch)

PAST PUBLIC COMPANY BOARDS

- Complete Production Services, Inc. (2007-2012), acquired by Superior Energy Services
- Cornell Companies (2001-2005)

DIRECTOR SUMMARY:

Marcus Watts' executive role as President of The Friedkin Group provides the Board with senior leadership expertise and experience from oversight of various branded business interests. His previous role as Vice Chair and Managing Partner-Houston of Locke Lord LLP, provides the Board with extensive regulatory and government experience. Additionally, he possesses significant marketing, brand management, and corporate governance knowledge developed by current and past service on the boards of other private and publicly traded companies. Uniquely, Mr. Watts also possesses rare and valuable industry experience through his extensive prior service as independent counsel to the Company as well as other entities engaged in the deathcare industry. His unique experiences will make him well-qualified for the role as Lead Independent Director.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee understands the Board member recruitment process is critical to providing strategic perspective while also bringing specific experience and expertise to a broad range of issues. A diverse Board, with members who embrace inclusive behaviors, provides keen insights and creates a decision-making environment that is more likely to take into account the various risks, consequences, and implications of potential solutions.

In discharging its responsibilities, the Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. In the past, the Committee has also retained a third-party executive search firm to identify candidates.

The Committee considers many factors when evaluating a potential candidate including the current composition of the Board, the balance of independent Directors, the diversity of its Directors, and the need for particular areas of expertise. The Committee considers how a candidate's personal factors such as gender, ethnicity, and age; professional characteristics such as education, areas of expertise, and professional experience; and core competencies align with the corporate strategy of SCI and the needs of the Board as a whole.

Currently the collective competencies include:

- Accounting and finance
- Industry knowledge
- Strategic insight
- Understanding and fostering leadership
- Business judgment and executive/senior management expertise
- Diverse experiences and backgrounds

Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee will consider the available information concerning the nominee, including the Committee's own knowledge of the prospective nominee, and may seek additional information or an interview. If the Committee determines that further consideration is warranted, the Committee will evaluate the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines include personal characteristics and collective core competencies.

The personal characteristics sought in prospective candidates include the following:

- Integrity, character, and accountability
- Ability to provide wise and thoughtful counsel on a broad range of issues
- Financial literacy and ability to read and understand financial statements and other indices of financial performance
- Ability to work effectively with mature confidence as part of a team
- Ability to provide counsel to management in developing creative solutions and in identifying innovative opportunities
- Commitment to prepare for and attend meetings and to be accessible to management and other Directors

After completing this evaluation process, the Committee makes nomination recommendations to the full Board. The Board determines the nominees after considering the recommendation and report of the Committee.

The Service Corporation International Board of Directors is in the process of adopting a bylaw change that will provide shareholders a proxy access right (see page **37** for more information).

Director Qualifications, Skills, and Experience

The Nominating and Corporate Governance Committee of the Board of Directors requires that certain general qualifications are met in order to serve on the Board. The Board believes that each of the nominees presented possess these general qualifications. In addition to the general qualifications, there are other unique qualifications important to serving on our Board, which are outlined in the table below. The mix of general and unique qualifications combined with each nominee's background, experience, and expertise allows us to have an effectively functioning Board that is well-equipped in its oversight capacity as stewards of the Company.

The following table describes the specific qualifications of our Board and desired skills and experience:

Element & Qualification	Description
Financial	SCI uses a broad set of financial metrics to measure its performance. Accurate financial reporting and robust auditing are critical to our success. We expect all of our Directors to have an understanding of finance, financial reporting processes, and internal controls.
Government/ Regulatory	We operate in a heavily regulated industry. Directors with backgrounds in law or in government positions provide experience and insights that assist us in legal and regulatory compliance matters and in working constructively with governmental and regulatory organizations.
Human Capital Management	SCI has a large workforce, which is an important asset and key resource for the Company. Therefore, we seek individuals with experience in employee development, recruitment of key talent/personnel, succession planning, and oversight of Company culture.
Industry	The funeral and cemetery industry is unique and industry experience is rare. Directors with prior industry experience can help shape and develop the Company's strategy.
Investments/ Financial Services	Knowledge of financial markets, investment activities, and trust and insurance operations assists our Directors in understanding, advising on, and overseeing our investment strategies. Our trust investments as of December 31, 2022 include $7.3 billion in preneed funeral and cemetery trusts and related receivables that are part of our $13.7 billion backlog of future revenue.
Marketing/ Brand Management	We employ a multi-brand strategy and also rely heavily on marketing our products and services on a preneed basis. Directors with marketing experience and/or brand management experience provide expertise and guidance as we seek to expand brand awareness, enhance our reputation, and increase preneed sales.
Real Estate/ Business Development/ Mergers and Acquisitions (M&A)	We own a significant amount of real estate. Directors with experience in real estate provide insight into our tiered product/pricing strategy for our cemeteries as well as advice on best uses of our real estate. We seek to grow through acquisitions and development of new business operations. Directors with backgrounds in business development and M&A provide insight into developing and implementing strategies for growing our business.
Risk Management	As a large corporation, we must effectively manage our enterprise risks to ensure long-term value. We seek Directors with experience in assessing and managing financial, operational, social, and other risks significant to the Company.
Technology or e-Commerce	Directors with education or experience in relevant technology are helpful in understanding our efforts to enhance the customer experience as well as improve our internal processes and operations.

Although the members of our Board each embody a broad range of backgrounds, experience, and expertise, the table below is intended to highlight only the top five qualifications for each Board member. These same skills/qualifications are also included in the Director's profiles as set forth in Proposal 1: Election of Directors.

Skill/Qualification	Buckwalter	Coelho	Haussler	Lund	Ochoa	Ryan	Shaper	Tucker	W.B. Waltrip	Watts*
Financial	●	●	●	●	●	●	●	●	●	
Government/Regulatory		●	●		●		●	●		●
Human Capital Management	●	●		●	●	●		●		●
Industry						●			●	●
Investments/Financial Services	●	●	●			●	●		●	
Marketing/Brand Management		●	●	●						●
Real Estate/Business Development/M&A	●		●	●			●		●	
Risk Management	●				●	●	●	●	●	●
Technology or e-Commerce				●	●			●		
Board Diversity										
Gender Identity										
Male	●	●		●		●	●		●	●
Female			●		●			●		
Race/Ethnicity										
White	●	●		●		●	●		●	●
African American or Black			●							
Hispanic					●			●		

* If elected, Lead Independent Director effective May 2023

Director Independence

The Board conducts an annual review and affirmatively determined 8 of the current 10 Directors are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines.

Thomas L. Ryan and W. Blair Waltrip are considered non-independent Directors.

Director Compensation

Our Corporate Governance Guidelines provide for compensation for our non-employee Directors' services. Thomas L. Ryan, who is also a paid executive Officer of the Company, does not receive additional compensation for serving on the Board. Annual compensation for our non-employee Directors includes cash and stock-based equity compensation.

Maintaining a market-based compensation program for our non-employee Directors enables the Company to attract and retain qualified members to serve on the Board. With the assistance of Meridian Compensation Partners, LLC ("Meridian"), the Nominating and Corporate Governance Committee periodically reviews our non-employee Director compensation levels and practices and compares them to that of comparable general industry companies in a revenue size range similar to SCI to ensure they are aligned with market practices. Specifically, comparisons are made to the companies included in the Peer Comparator Group used for benchmarking the compensation of our executives, as well as to data presented in the annual NACD Director Compensation Report.

Components of Board Compensation:

- The annual Board cash retainer is $90,000.
- Additional cash retainers for leadership positions on the Board are as follows:
  - Lead Independent Director - $30,000
  - Audit Committee Chair - $25,000
  - Compensation Committee Chair - $20,000
  - Investment Committee Chair - $15,000
  - Nominating and Corporate Governance Committee (NCGC) Chair - $15,000
- Annual stock grants are based on a target value of $180,000 per Director.

The Compensation Committee believes our total Director compensation package is competitive with market practices and is fair and appropriate in light of the responsibilities and obligations of our non-employee Directors. The following table sets forth non-employee Director compensation for 2022, which was approved by the Nominating and Corporate Governance Committee.

2022 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Alan R. Buckwalter	$ 90,000	$ 180,049	$ —	$ 270,049
Anthony L. Coelho[2], *Lead Independent Director*	120,000	180,049	157,458	457,507
Jakki L. Haussler[4]	90,000	180,049	—	270,049
Victor L. Lund, *Audit Committee Chair*	115,000	180,049	—	295,049
Clifton H. Morris, Jr.[2][3]	45,000	—	178,420	223,420
Ellen Ochoa, *Compensation Committee Chair*	110,000	180,049	—	290,049
C. Park Shaper [5]	67,500	180,049	—	247,549
Sara Martinez Tucker[4]	90,000	180,049	—	270,049
W. Blair Waltrip, *Investment Committee Chair*	105,000	180,049	—	285,049
Marcus A. Watts[4], *NCGC Committee Chair*	105,000	180,049	—	285,049

[1] Amounts in the Stock Awards column represent the annual stock grants based on a target value of $180,000 per Director.

[2] In October 2022, we terminated our retirement plan for certain non-employee directors which resulted in the payment of a discounted lump sum of the future benefits payable to Anthony L. Coelho and Clifton Morris, Jr. in the amount of $157,458 and $178,420, respectively.

[3] Amounts for Clifton Morris, Jr's fees earned or paid in cash were for his board service through May 4, 2022.

[4] If elected, Marcus A. Watts will become the Lead Independent Director, Sara Martinez Tucker will become the Audit Committee Chair, and Jakki L. Haussler will become the Investment Committee Chair effective May 2023.

[5] C. Park Shaper fees earned or paid in cash were for his board service following his election to the Board effective May 4, 2022.

Directors' Retirement Plan

Effective January 1, 2001, the Non-Employee Directors' Retirement Plan was amended so that only years of service prior to 2001 are considered for vesting purposes. Non-employee Directors who served on the Board prior to that time and were participants in the plan are entitled to receive annual retirement benefits of up to $42,500 per year for ten years, subject to a vesting schedule, based on their years of Board service. Retirement benefits vested in 25% increments at the end of five, eight, eleven, and fifteen years of credited service, except that the benefits vest completely in the event of death while the participant is still a member of the Board or in the event of a change of control of SCI (as defined in the plan). Any increases in the actuarial present value of benefits under the plan are reflected in the column "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the table above.

In October 2022, we terminated our retirement plan for certain non-employee directors which resulted in the payment of a discounted lump sum of the future benefits payable to Anthony L. Coelho and Clifton Morris, Jr. in the amount of $157,458 and $178,420, respectively.

Director Ownership of SCI Stock

Stock ownership has a critical role in aligning the interests of Directors with those of our shareholders. The Company's Corporate Governance Guidelines contain a policy to encourage the Directors to own SCI stock. Under the guidelines each Director is encouraged to hold SCI common stock with a fair market value of at least $500,000 within five years of the Director's initial election to the Board. Measurement of stock ownership against the guidelines will be calculated once a year based on the valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year ($69.14 per share at December 31, 2022 or a minimum shareholding of 7,232 shares for 2023). The following graphic presents the current holdings for our Directors as of March 6, 2023. Further details are provided in the tables of Director and Officer shareholdings listed under "Voting Securities and Principal Holders".

SCI COMMON SHARES BENEFICIALLY OWNED



AT MARCH 6, 2023, 100% OF DIRECTORS HAVE EXCEEDED THEIR OWNERSHIP GUIDELINE LEVELS FOR 2023.

Board Structure and Operations

Leadership Structure

Over the past several years, there have been significant changes in our leadership and Board of Directors. In 2016, the Board appointed the current CEO, Thomas L. Ryan, as Chairman as this structure allows the Chief Executive Officer to effectively and efficiently guide the Board utilizing the insight and perspective he has gained by leading the Company. In addition, our Chief Executive Officer has the necessary experience, commitment, and support of the other Board members to carry out the role of Chairman effectively. His in-depth knowledge of our Company, our growth, and historical development, coupled with his extensive industry expertise and significant leadership experience, make him particularly qualified to lead discussions at the Board level on important matters affecting the Company.

Simultaneously in 2016, the Board appointed Tony Coelho as Lead Independent Director in a newly created role. In 2018, we strengthened our Lead Independent Director's responsibilities by making revisions to the Company's Bylaws to permit the Lead Independent Director to call a special meeting of the Board and preside over Board meetings in the absence of the Board Chair (please see page **31** for the list of key duties and responsibilities of Lead Independent Director). In 2023, Marcus A. Watts has been nominated to serve as Lead Independent Director.

During 2018, we elected two new Directors to the Board, Jakki L. Haussler and Sara Martinez Tucker, which improved ethnic and gender diversity of our Board members to 30%. In 2019, after 36 outstanding years of service on the Board, John Mecom decided he would not seek another term as a member of the Board. Cliff Morris, after 32 years of faithful and committed service with the Board, decided he would not seek another term as a member of the Board effective May 2022. In 2022, C. Park Shaper was nominated and elected to the Board.

Currently, our Board includes ten members, 80% of which are independent and 90% of the Board members are non-management. Our Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of Independent Directors. If elected, Sara Martinez Tucker and Jakki L. Haussler will become the Audit Committee and Investment Committee Chair, respectively, effective May 2023. With the proposed leadership changes effective in May 2023, three of our four Board committees will be chaired by women that possess five to eight years of tenure with SCI. This affords the Board with diverse and new perspectives at the leadership level combined with the highly valued experience and tenure throughout the various committees.

Lead Independent Director



Marcus A. Watts
LEAD INDEPENDENT DIRECTOR
(EFFECTIVE MAY 2023 IF ELECTED)

KEY DUTIES AND RESPONSIBILITIES OF LEAD INDEPENDENT DIRECTOR

- Preside over all independent director executive sessions held on a regular basis
- Serve as liaison to the Chairman of the Board
- Engage in performance evaluation of Directors and CEO
- Interview Director candidates
- Communicate with shareholders as needed
- Consult with committee chairs
- Authorized to call a special meeting of the Directors
- Work with the Chairman on Board agenda, information, and meeting schedules

The Lead Independent Director's role is critical to ensure the Board is able to carry out its responsibilities effectively and independently of management. Based on shareholder feedback, we strengthened the responsibilities of the Lead Independent Director through provisions to the Company's Bylaws to permit the Lead Director to call a special meeting of the Board and preside over Board meetings in the absence of the Chairman of the Board.

The authority and responsibilities of the Lead Independent Director include, but are not limited to, the following:

- **Call meetings of the Board.** The Lead Independent Director is authorized to call meetings of the Board, upon proper notice given to the members in accordance with the Bylaws.
- **Preside over executive sessions.** The Lead Independent Director presides at any meetings of the Board at which the Chair is not present, including all meetings and executive sessions of the independent Directors.
- **Serve as liaison to the Chair.** The Lead Independent Director serves as the principal liaison between the independent Directors and the Chair. The Lead Independent Director is available to discuss any concerns the other independent Directors may have and to relay those concerns to the Chairman of the Board.
- **Board information, agendas, and meeting schedules.** The Lead Independent Director consults with the Chair regarding the information sent to the Board, including the quality, quantity, appropriateness, and timeliness of such information and consults with the Chair on the scheduling of Board meetings and setting their agendas.
- **Engage in performance evaluation of Directors and CEO.** The Lead Independent Director works with the Nominating and Corporate Governance Committee in the process of evaluating the performance of the CEO and the Directors, including delivering evaluation feedback to them.
- **Interview Director candidates.** The Lead Independent Director interviews Director candidates along with the Nominating and Corporate Governance Committee.
- **Communicate with shareholders.** As requested and deemed appropriate, the Lead Independent Director is available for consultation and direct communication with shareholders and other stakeholders.
- **Serve as the Board Chair on an interim basis.** The Lead Independent Director will serve as the Chair on an interim basis in the event of the death or disability of the Chair or if circumstances arise in which the Chair may have an actual or perceived conflict of interest.
- **Perform other duties as requested.** The Lead Independent Director performs such other duties as the Board may from time to time delegate to assist the Board in fulfilling its responsibilities.
- **Consult with Committee Chairs.** In performing the duties described above, the Lead Independent Director is expected to consult with the Chairs of the appropriate Board committees as needed and solicit their participation to avoid diluting the authority or responsibilities of such Committee Chairs.

Our Lead Independent Director improves corporate performance by taking responsibility for enhancing Board performance, building a productive relationship with the Chief Executive Officer, and supporting effective communications with shareholders. In 2016, we created role of Lead Independent Director and appointed Anthony Coelho, who has served the Board in this role for seven years. We appreciate Anthony Coelho for his leadership and guidance that will be useful as we transition the Lead Independent Director role to Marcus Watts.

Board Composition and Meetings

Independent Directors comprise a majority of the Board of SCI. The Audit, Compensation, and Nominating and Corporate Governance Committees of the Board are all composed entirely of Directors who are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. The full Board meetings had 100% attendance, and each individual committee's meetings in 2022 had 100% attendance by the relevant Directors. Although the Board does not have a policy on Director attendance at annual meetings, all ten Board members attended the Company's 2022 Annual Meeting of Shareholders.

SCI 2022 BOARD MEETINGS AND DIRECTOR ATTENDANCE

Number of Meetings



	Meetings	%
Board	4	100%
Audit	5	100%
Compensation	4	100%
Nominating & Corporate Governance	4	100%
Investment	4	100%

% = percentage of meetings attended by SCI Directors

There were no material issues or circumstances in 2022 that required an Executive Committee meeting.

Executive Sessions

At the end of every regularly scheduled Board meeting, the Board meets in an executive session attended only by the non-management Directors without management present. The Lead Independent Director chairs these executive sessions. Shareholders and other interested parties may communicate to the Lead Independent Director any comments they wish to communicate to the non-management Directors, using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com.

Board Committees

As part of its annual Board and committee evaluation process, the Board reviews its committee structure and committee responsibilities ensuring that matters important to SCI have the appropriate focus and ensuring the effectiveness of each committee's role. Currently, the Board has four standing committees. In May 2023, if elected, Sara Martinez Tucker will become the Chair of the Audit Committee and Jakki L. Haussler will become the Chair for the Investment Committee.

While each committee has designated committee members, every Director may attend any committee meeting they so choose. The Board has adopted a written charter for each of these Board committees. These charters are available on SCI's website at https://investors.sci-corp.com/governance. Information about each committee for 2022 is provided below.

Audit Committee



Victor L. Lund
CHAIR

Other Members:

Jakki L. Haussler
C. Park Shaper
Sara Martinez Tucker

Meetings in 2022: Five

Each member of the Audit Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Integrity of the financial statements
- Engagement, qualifications, independence, and performance of the independent registered public accounting firm
- Scope and results of the independent registered public accounting firm's report
- Performance and effectiveness of our internal audit function
- Policies with respect to risk assessment and risk management
- Quality and adequacy of our internal controls, including the review of our cybersecurity controls
- Financial reporting and disclosure matters

AUDIT COMMITTEE IN 2022

The Audit Committee met five times in 2022, and the Committee attendance record was 100%. Four of the meetings were focused primarily on our quarterly financial reports and our related earnings releases. At each of these meetings, the Committee reviewed the documents as well as reviewed the independent registered public accounting firm's report. The Committee regularly meets with the independent registered public accounting firm representatives outside the presence of management. Additionally, the Committee meets regularly with individual members of management to discuss relevant matters. Lastly, the Committee meets with the Company's internal auditors outside the presence of management. The Committee also performs quarterly reviews of any legal matters that could have a significant impact on our financial statements and plays an important role in assessing the management of financial risk. The report of the Audit Committee can be found beginning on page **38**. If elected, Sara Martinez Tucker will become the Chair of the Audit Committee effective May 2023.

Compensation Committee



Ellen Ochoa
CHAIR

Other members:

Anthony L. Coelho
C. Park Shaper
Marcus A. Watts

Meetings in 2022: Four

Each member of the Compensation Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Oversees our executive compensation and benefits policies and programs
- Sets compensation for the Chairman and CEO
- Reviews and approves compensation for all other executive Officers
- Determines appropriate individual and Company performance measures
- Approves all executive employment contracts
- Oversight of the Company's employer-sponsored retirement accounts
- Determines and ensures compliance with SCI stock ownership guidelines for Officers
- Assesses the risk of SCI's compensation programs
- Retains and evaluates the Company's compensation consultants

COMPENSATION COMMITTEE IN 2022

The Compensation Committee met four times in 2022 with a 100% attendance record. The Committee devoted substantial time in its oversight of SCI's compensation programs and its review of feedback received from shareholders. The Committee's full review of executive compensation matters and its decisions are discussed in the Compensation Discussion and Analysis beginning on page **41**.

Investment Committee



W. Blair Waltrip
CHAIR

Other members:

Alan R. Buckwalter
Jakki L. Haussler
Ellen Ochoa

Meetings in 2022: Four

KEY OVERSIGHT RESPONSIBILITIES

- Oversight of SCI's preneed and perpetual care trust funds; SCI's Investment Operating Committee, headed by SCI executives; as well as SCI's wholly-owned registered investment advisor (RIA) subsidiary and a third-party RIA consultant

- Management and performance of the trust funds, performance of the independent trustees, and changes to investment managers made by the trustees

- Ongoing review of investment policies and guidelines in conjunction with the Investment Operating Committee and wholly-owned RIA subsidiary and third-party RIA consultant

- Reviews SCI's primary funeral preneed insurance provider

INVESTMENT COMMITTEE IN 2022

The Investment Committee met four times in 2022, and the Committee attendance record was 100%. The Committee provided guidance on monitoring and improving the structure of SCI's preneed and perpetual care trust portfolios. Additionally, the Committee monitored the financial condition of the Company's primary prearranged funeral insurance provider. If elected, Jakki L. Haussler will become the Chair for the Investment Committee effective May 2023.

Nominating And Corporate Governance Committee



Marcus A. Watts
CHAIR

Other members:

Alan Buckwalter
Anthony L. Coelho
Victor L. Lund
Sara Martinez Tucker

Meetings in 2022: Four

Each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE guidelines.

KEY OVERSIGHT RESPONSIBILITIES

- Composition of the Board and Board committees

- Identification and recruitment of new candidates for the Board

- Review process for renomination of current Board members and nominees recommended by shareholders

- Development of corporate governance principles and practices

- SCI's ESG policies and certain risks

- Succession planning for CEO and other SCI executives

- Performance evaluation of the CEO and Directors

- Self-evaluation of the Board and Board committees

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE IN 2022

The Nominating and Corporate Governance Committee (NCGC) met four times in 2022, and the Committee attendance record was 100%. Recently, the charter was updated to reflect that the NCGC is responsible for the oversight of the Company's ESG policies. During 2022, the NCGC reviewed ESG matters that were presented by the newly formed ESG Steering Committee. During 2021, the NCGC presented C. Park Shaper as a nominee for the Board, who was elected at the last annual meeting. If elected, Marcus A. Watts will become Lead Independent Director effective May 2023.

Executive Committee



Thomas L. Ryan
CHAIR

Other members:

Alan R. Buckwalter
Anthony L. Coelho
Victor L. Lund
Marcus A. Watts

Meetings in 2022: None

KEY OVERSIGHT RESPONSIBILITIES

- Authorized to exercise many of the powers of the full Board between Board meetings

- Meets in circumstances when it is impractical to call a meeting of the full Board and there is urgency for Board discussion and decision-making on a specific issue

EXECUTIVE COMMITTEE IN 2022

The Executive Committee did not meet in 2022 as all matters were handled at the regular Board meetings.

Annual Board and Committee Evaluations

The Nominating and Corporate Governance Committee oversees and facilitates a comprehensive self-evaluation of Board members and each of the Board committees on an annual basis to determine whether the Board and its committees are functioning effectively and to identify any areas to further enhance Board and committee operations.

The Nominating and Corporate Governance Committee also oversees a Director peer review as part of the annual renomination review process and for the ongoing professional development of Board members.

Board Orientation and Education Program

SCI has an orientation program for new Board members that includes formal and informal sessions with other Directors and senior SCI executives. This program also encourages attendance at meetings of committees of which the newly elected Director is not a member to gain familiarity with the work of each Board committee and the specific areas they address. The focus of continuing education for SCI Directors is on developing educational sessions that the Directors find meaningful and useful. These may range from educational sessions specific to matters facing SCI and its industry to sessions covering corporate governance trends and issues. In addition, the Board encourages Directors' attendance at education programs that are offered by various universities, institutes, etc. Finally, Board members periodically perform site visits to SCI facilities individually and as a group.

Board Oversight and Key Responsibilities

Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. The Board has experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves constructive engagement between our senior management and the Board. Our Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration the Company's long-term strategy with global economic, consumer, and other significant trends within our industry. Discussions in the boardroom are enhanced with visits to locations, which provide Directors an opportunity to see strategy execution first hand.

Risk Oversight

The Board has oversight responsibility for the Company's enterprise risk management with Committees overseeing certain delegated risks. Management has the primary responsibility to identify risks and risk mitigation strategies and provides periodic reports to the entire Board. Examples of delegated risks include, among others:

- The Audit Committee is responsible for oversight of major financial risks relating to the Company's accounting matters and financial reporting compliance as well as overseeing cybersecurity risks.

- The Compensation Committee has oversight of the risk assessment of the Company's compensation programs and our employer-sponsored retirement accounts.
- The Investment Committee has oversight of risks relating to the investment of trust funds and our primary funeral preneed insurance provider.

The full Board oversees the risk assessments of the above mentioned committees and of management as well the enterprise risk management.

Environment, Social, and Governance (ESG) Oversight

The oversight of environmental and social matters, and the governance of these topics, is the responsibility of the Nominating and Corporate Governance Committee. Since 2020, the Nominating and Corporate Governance Committee has reviewed matters presented by the ESG Steering Committee and addressed other related risks through various committee meetings throughout the year. For more information on our ESG efforts, please refer to our Sustainability Report, which is available on our website at https://investors.sci-corp.com.



BOARD OF DIRECTORS

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee has broad oversight of ESG Matters. Other Committees are delegated oversight of certain ESG issues, for example, the Audit Committee oversees cybersecurity risks.

CEO AND SENIOR EXECUTIVE SPONSORS

ESG STEERING COMMITTEE	**DIVERSITY, EQUITY, AND INCLUSION (DEI) COMMITTEE**
Formed in 2020, this cross-functional team's purpose is to support the Company's ongoing commitment to managing human capital, the health and safety of employees and client families, corporate social responsibility, corporate governance, sustainability, environmental impacts, and other public policy matters relevant to the Company.	Formed in 2017, this cross-functional committee oversees the development of inclusion and diversity programs at SCI, including the development of Associate Resource Communities or ARCs. In 2021, we added a senior management position to oversee the Company's DEI strategy. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes.

The Board recognizes the threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents to the Company.

✔ The Audit Committee oversees the Company's cybersecurity risks.

✔ Management is responsible for identifying and managing cybersecurity risks and regularly reports to the Audit Committee on these matters.

Human Capital Management and Culture Oversight

Our human capital management and talent development efforts go beyond the senior management level. Leaders at all levels are responsible for fostering an environment that supports a positive culture with high ethical standards. We are committed to being a respectful, rewarding, diverse, and inclusive work environment that allows our associates to develop the skills they need for success. The Board, along with management, provides oversight and guidance on compensation, benefits, recruiting, retention, diversity and inclusion, and culture. We recently added a senior management position to oversee inclusion and diversity. This role is critical in supporting the Company's belief that diversity of talent is a key driver of better business outcomes. We continue to invest in our associates' wages and training and enhance our policies to create a better workplace. We are committed to enhancing our associates' experience through training programs utilizing best in class tools and technologies, which allow us to remain relevant with our client families.

We believe these actions have resulted in a more engaged and effective workforce that is better equipped to serve our customers in today's rapidly changing environment.

Special Meeting of Shareholders

A special meeting of shareholders may be called at any time by:

- The holders of at least 10% of the outstanding stock entitled to be voted at such meeting;
- The Board of Directors;
- The Chairman of the Board; or
- The Chief Executive Officer.

Shareholder Proxy Access

The Service Corporation International Board of Directors is in the process of adopting a bylaw change that will provide shareholders a proxy access right with the following terms:

- Shareholders will have the ability to nominate the greater of 2 or 20% of the Board.
- Shareholders must own 3% of SCI stock for at least three years to qualify.
- The proxy access right will have an aggregation limit of 20 on the number of shareholders that can pool their shares to satisfy the ownership requirement.
- The proxy access bylaw will be effective for the 2024 Annual Meeting.

Audit Committee Matters

PROPOSAL
2

Proposal to Ratify the Selection of the Independent Registered Public Accounting Firm

The Board of Directors recommends that Shareholders vote **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company.



The Audit Committee of the Board of Directors of the Company recommends PricewaterhouseCoopers LLP ("PwC") serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2023. PwC and its predecessors have audited the Company's accounts since 1993. A representative of PwC typically attends the Annual Meeting, and such representative will have the opportunity to make a statement and be available to respond to appropriate questions. The Audit Committee submits the selection of PwC for shareholders' ratification at the Annual Meeting. If the shareholders do not give approval, the Audit Committee will reconsider its selection. The affirmative vote of the holders of a majority of shares represented at the Annual Meeting is required for this proposal to be ratified.

Report of the Audit Committee

Purpose

The primary purpose of the Audit Committee is assisting the Board of Directors in fulfilling its independent and objective oversight responsibilities by:

- Ensuring the integrity of the Company's accounting functions and proper internal control over financial reporting,
- Ensuring the Company's compliance with legal and regulatory requirements;
- Reviewing the independent registered public accounting firm's qualifications, and
- Overseeing the performance of the Company's internal audit function.

The Audit Committee schedules its meetings with management and the independent registered public accounting firm (currently PwC) at least once each quarter. Additionally, the Audit Committee meets separately in an executive session with the independent registered public accountants and internal auditors. Further details of the Audit Committee's functions are located in the section entitled "Board Structure - Board Committees - Audit Committee" above. The Audit Committee Charter is available for viewing on SCI's website, https://investors.sci-corp.com/governance and available in print to anyone who requests it.

Committee Membership and Appointment

Each member of the Audit Committee is independent, as defined by the New York Stock Exchange ("NYSE") rules, financially literate, and is limited to serving on no more than three audit committees of public companies. The Board of Directors has designated all members of the Audit Committee as Financial Experts as defined by the rules of the Securities and Exchange Commission. If elected, Sara Martinez Tucker will become the Chair of the Audit Committee effective May 2023.

The Audit Committee complies with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission (the "SEC") and the NYSE on which the Company's securities are listed, including those related to independence, as applicable.

Audit Committee Responsibilities

The Audit Committee relies on the work and assurance of the Company's management, which is responsible for establishing and maintaining adequate internal control over financial reporting, preparing the consolidated financial statements and other reports, and maintaining policies relating to legal and regulatory compliance.

The independent registered public accounting firm is responsible for performing an independent audit of the annual consolidated financial statements and expressing an independent opinion on compliance of those financial statements under the United States Generally Accepted Accounting Principles, and expressing an opinion on the effectiveness of the internal controls of the Company.

The Audit Committee reviews and discusses the following with management and the independent auditors:

- Quarterly financial statements and the annual audited financial statements of the Company, including the Company's specific disclosures included in Management's Discussion and Analysis of Financial Condition and Results of Operations;
- Earnings releases and guidance provided to analysts and rating agencies;
- Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and
- Issues as to the adequacy of the Company's internal controls, including those related to cybersecurity, and any special steps adopted in light of material control deficiencies.

Meeting Structure

The Audit Committee may request that any Director, Officer, or associate of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide information requested by the Committee. Subject to any limitations set forth in the Corporate Governance Guidelines of the Company, the Committee may exclude from its meetings any person(s) it deems appropriate to carry out its responsibilities.

The Committee provides reports to the Board of Directors and keeps written minutes of its meetings. The Committee reviews with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent public accountants, and the performance of the internal audit function.

The Audit Committee reviewed and discussed the audited financial statements with management of the Company and with the independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing AS 1301 (Communications with Audit Committees), as modified or supplemented. Discussions occurred with management and the independent public accountants about the quality (and not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the transparency of disclosures in the Company's consolidated financial statements.

Finally, the Audit Committee has also received written disclosures in a letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's independence, and has discussed with the independent registered public accounting firm their independence from the Company and its management. This review also included discussions of audit and non-audit fees as well as an evaluation of the Company's significant financial policies and accounting systems and controls.

The Audit Committee reviewed the independence of the independent registered public accounting firm considering the compatibility of their non-audit services with maintaining their independence from the Company. Based on our review, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Victor L. Lund, Chair   **Jakki L. Haussler**   **C. Park Shaper**   **Sara Martinez Tucker**

Audit Fees and All Other Fees

The Audit Committee has adopted a policy that requires advance approval of all audit, tax services, and other services performed by the independent registered public accounting firm. The policy permits the Audit Committee to grant pre-approval for specifically defined audit and non-audit services. As such, all of the fees set forth below were pre-approved by the Audit Committee.

	Audit fees[1]	Audit-related fees[2]	Tax[3]	All other fees[4]	Total
2022	$ 6,586,817	$ 155,496	$ 202,825	$ 85,894	$ 7,031,032
2021	$ 6,262,075	$ 328,713	$ 417,840	$ 974	$ 7,009,602

[1] Fees associated with the annual audit of the Company's consolidated financial statements in Form 10-K and the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, the reviews of the Company's quarterly reports on Form 10-Q, and fees related to statutory audits.

[2] Audit-related fees in both periods related to statutory procedures performed in Canada. Additionally, 2021 includes fees related to comfort letters for the Company's issuance of $800.0 million 4.000% Senior Notes due in May 2031.

[3] Fees for tax services for both years were related to LLC tax return preparation for our consolidated trust funds.

[4] All other fees were for the Company's disclosure checklist tool and research database licensing in both years. Additionally, 2022 includes fees in connection with licenses for an employee educational tool.

Executive Compensation

PROPOSAL 3

Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors recommends that Shareholders vote **"FOR"** advisory approval of the resolution regarding compensation of our Named Executive Officers (as set forth in this Proxy Statement).



In accordance with Section 14A of the Exchange Act and the related SEC rules, we are asking shareholders to approve, on an advisory and annual basis, the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the compensation of our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and any related material contained in our Proxy Statement."

The compensation of our Named Executive Officers is based on a program that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures the Compensation Committee believes promote the creation of long-term shareholder value and position the Company for long-term success. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance-based compensation and the terms of annual and long-term incentive awards are all designed to enable the Company to attract and maintain top talent while creating a close relationship between performance and compensation. The Compensation Committee and the Board of Directors believe that the design of the program and the compensation awarded to Named Executive Officers under the current program fulfill this objective.

We urge shareholders to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses in detail how our compensation programs and practices achieve the Compensation Committee's objective of linking pay and performance.

Although the vote is non-binding, the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program. The Committee in recent years has considered the feedback from shareholders in making specific compensation plan changes. Our compensation plan was well received by our shareholders as reflected in our annual say-on-pay vote last year when almost 87% of the shares voted were in favor of the Named Executive Officer compensation. Approval of this proposal is subject to the approval of a majority of the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote for each share held. Abstentions will have the same effect as a vote AGAINST this proposal. Broker non-votes are not counted.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis has been prepared by our management and reviewed by the Compensation Committee of our Board of Directors. This discussion provides information and context regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers in 2022, all of whom are collectively referred to as the "Named Executive Officers" or "NEOs". Our NEOs for 2022 were:

Thomas L. Ryan	Chairman of the Board and Chief Executive Officer
Eric D. Tanzberger	Senior Vice President, Chief Financial Officer
Sumner J. Waring, III	Senior Vice President, Chief Operating Officer
Steven A. Tidwell	Senior Vice President, Sales and Marketing
Gregory T. Sangalis[1]	Senior Vice President, General Counsel and Secretary

[1] As announced on November 3, 2022, Gregory T. Sangalis informed the Company of his intent to retire effective March 22, 2023. Lori Spilde will assume the role of Senior Vice President, General Counsel and Secretary effective March 23, 2023.

The Company's executive compensation policies are designed to provide aggregate compensation opportunities for our executives that are competitive in the business marketplace and that are based upon Company and individual performance. Our foremost objectives are:

- aligning executive pay and benefits with the performance of the Company and shareholder returns while fostering a culture of highly ethical standards and integrity, and

- attracting, motivating, rewarding, and retaining the broad-based management talent required to achieve our corporate objectives.

Executive Summary

Pay for Performance and Corporate Strategy

We have aligned our executive compensation programs with our long-term strategy. Actions taken to achieve the performance compensation measures are creating long-term value for our shareholders and other stakeholders.

Our Strategy: Grow Revenue, Leverage Scale, and Invest Capital

Like many businesses worldwide, COVID-19 is still directly and indirectly impacting various aspects of our business operations. However, while our fundamental strategy has not changed, a shift to increased utilization of technology during the COVID-19 pandemic has influenced how we serve our customers and how we invest our capital. Please see section titled "Strategies for Growth" in Part I, Item 1. Business in our 2022 Form 10-K filing for more information on COVID-19 and its impact on our strategy.





GROW REVENUE:
We plan to grow revenue by remaining relevant to our customers as their preferences evolve through a combination of price, product, and service differentiation strategies. Growing our preneed sales will drive future revenue growth. In 2022, revenue was $4.1 billion. In 2022, we sold over $2.5 billion in preneed funeral and cemetery sales production.



LEVERAGE SCALE:
We leverage our scale by optimizing our network through the use of technology, which benefits our preneed backlog. Our scale enables us to achieve cost efficiencies by maximizing our purchasing power and utilizing economies of scale through our supply chain channel. During the COVID-19 pandemic, we were able to continue to operate without any major disruptions to our business, which highlights the power of our scale due to our many shared resources.

IMPLEMENTING OUR CORE STRATEGY ALLOWS US TO CREATE SHAREHOLDER VALUE

Growing revenue and leveraging our scale increases cash flow, which enables us to:



ALLOCATE CAPITAL:
We continue maximizing capital investment opportunities in a disciplined and balanced manner to deliver the highest relative return. Our priorities for investing our capital are: 1) investing in acquisitions and building new funeral service and cemetery locations, 2) managing debt, and 3) returning excess cash to shareholders. In 2022, we invested capital of $976 million, including the investment of $155 million in acquisitions and new build opportunities, and returning $821 million to shareholders through dividends and share repurchases.

Performance Compensation Measures

Annual Performance-Based Incentive Plan:

- Normalized Earnings Per Share: Growth is the result of growing revenue and leveraging our scale, which in turn, enhances shareholder value.
- Normalized Free Cash Flow Per Share: Growth in normalized free cash flow per share is tied directly to our strategy to increase our cash flow and effectively invest capital. Growth in this metric drives current performance of the Company and enhances shareholder value.
- Comparable Preneed Production: Comparable preneed production is the percentage of growth over prior year in combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian currency. Preneed sales production is driving current and future market share growth, adding stability to our future revenue stream and creating future value for our shareholders.
- ESG Modifier - Customer Satisfaction Ratings: Inclusion of our customer satisfaction rating, specifically Google reviews, aligns our NEOs' compensation with our operational performance and success in remaining relevant with our customers.

Long-Term Incentive Plan:

- Total Shareholder Return: As we grow revenue and leverage our scale, we increase our cash flow allowing the Company to invest capital and deliver superior total shareholder return.
- Modifier - Normalized Return on Equity: Growth in return on equity is the long-term result of effectively implementing our core strategy of growing revenue and investing capital as described above.

Performance Summary

Our management has a strong focus on delivering profitable growth and returning value to our shareholders utilizing our long-term growth strategy as discussed above. This long-term focus has contributed significantly to the Company's total shareholder return (TSR) over several years as illustrated below as well as our yearly growth as reflected in the Company's 2022 performance for adjusted earnings per share and adjusted operating cash flow.

SCI TSR COMPARED TO S&P 500


1 Year
(1)%
(18)%
S&P 500
3 Year
58%
25%
5 Year
101%
57%
10 Year
492%
227%
SCI
S&P 500

10-Year Total Shareholder Return

+492%

2012-2022

As of December 31, 2022 and includes the reinvestment of dividends | Source: S&P Capital IQ

2022 Company Performance

The Company delivered solid financial results in 2022 and outperformed our expectations; however, as expected, results declined compared to the prior year which was heavily impacted by the COVID-19 pandemic.

- Total preneed funeral and cemetery sales production increased by 5% to $2.5 billion, exceeding our expectations for the year.

- Adjusted earnings per share was $3.80, which exceed our internal expectations due to the continued impact of excess deaths and continued strength in our cemetery preneed sales production mentioned above.

- Adjusted operating cash was $826 million, which also exceeded our internal expectations primarily due to the impact of the outperformance of adjusted earnings per share.

- Enhanced total company value by investing capital of $976 million, including the investment of $155 million in acquisitions and new build opportunities and returning $821 million to shareholders through dividends and share repurchases.

- Achieved a total shareholder return (TSR) of 492% over the last ten fiscal years, outpacing the return of the S&P 500 of 227%.

- Continuing our focus on maintaining our fortress balance sheet to provide us with financial flexibility to optimize capital allocation opportunities, in January 2023 we amended and increased our bank credit agreement expanding our weighted average debt maturity by over a year to 6.6 years and more than doubling our pro-forma liquidity to over $1.2 billion at year-end.

2022 Company Performance Measures

Earnings Per Share (EPS)



Operating Cash Flow (OPCF) (in millions)



Preneed Sales Production (in millions)



GAAP - Generally Accepted Accounting Principles

Adjusted Earnings Per Share and Adjusted Operating Cash Flow are non-GAAP financial measures. Please see Annex A in this Proxy Statement for disclosures and reconciliations to the appropriate GAAP measure.

Key Features of Our Compensation Programs

Over the course of the past several years, the Compensation Committee, in conjunction with senior management, improved the alignment of our compensation programs with the interests of our shareholders. In addition, the Committee modified or eliminated certain components of our compensation programs to better align the programs with prevailing market practice. The following are highlights of our compensation programs, including our emphasis on pay commensurate with performance and actions taken to align aspects of our programs with evolving market standards.

What We Do

✔ **We pay for performance.** A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated by the historical payouts related to our annual and long-term incentive plans. (see page **46** for compensation breakdown)

✔ **We require stock ownership.** Our stock ownership guidelines require each of the Company Officers to hold Company stock with a value linked to a multiple of their respective salaries and to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until stock ownership guidelines are met.

✔ **We have claw-backs.** Our claw-back provisions may be triggered in certain circumstances. If triggered, the provisions allow the Company to recoup annual performance-based incentives, stock options, restricted stock, and performance units. (see page **53** for further details)

✔ **We seek independent advice.** We engage independent consultants to review executive compensation and provide advice to the Compensation Committee.

✔ **We have an ongoing shareholder outreach program.** As part of our commitment to effective corporate governance practices, we regularly engage with shareholders. We specifically discuss executive compensation along with other important governance topics regularly as part of our outreach program. In 2022, we engage with shareholders representing approximately 55% of the Company's common stock as part of our Proxy Outreach program. (see page **9** for further details)

What We Don't Do

✘ **We do not allow tax gross-ups.** We do not provide tax gross-ups in our compensation programs, and we do not have provisions in our executive employment agreements that provide for tax gross-ups in the event of a change of control of the Company.

✘ **We do not allow hedging or pledging.** Our policies prohibit Officers and Directors from hedging or pledging their SCI stock ownership.

✘ **We do not allow the repricing of stock options.** Our policies prohibit subsequent alterations of stock option pricing without shareholder approval.

✘ **Starting with our 2022 grants, we no longer grant single-trigger change-in-control payments.**

Consideration of 2022 "Say-on-Pay" Vote

At our Annual Meeting of shareholders held on May 4, 2022, 86.5% of the shares voted were in favor of the proposal to approve Named Executive Officer compensation ("say-on-pay" vote), versus 89.3% in 2021. The Compensation Committee believes this result is an indication that a substantial majority of our shareholders are satisfied with our executive compensation policies and decisions, and that our executive compensation program effectively aligns the interests of our Named Executive Officers with the interests of our shareholders. In early 2022, we engaged with shareholders representing approximately 55% of the Company's common stock prior to our Annual Shareholder Meeting. Through our ongoing shareholder outreach efforts each year, we better understand the viewpoints of our shareholders and are able to communicate transparently how our decisions align with our strategic goals.

In May 2017, we disclosed that at our 2017 annual meeting, shareholders voted in favor of holding annual say-on-pay votes. In accordance with this vote, the Company has held say-on-pay votes annually. Included within this Proxy Statement as Proposal 4 is the next opportunity to cast an advisory vote on the frequency of shareholder votes on the compensation of executives.

Compensation Philosophy and Process

The Company's compensation philosophy is to align executive compensation with the performance of the Company and the individual by using several compensation components for our executives.

Our overall compensation philosophy provides target direct compensation opportunities within a competitive range of target pay levels among general industry companies of comparable size and scope (see the "**Peer Comparator Group**" in **Annex B** in this Proxy Statement). Incentive programs provide opportunities to exceed target compensation levels through annual and long-term incentives paid in cash and stock. However, if performance targets are not met, then the resulting performance-based award payouts will be below target levels. We believe these target levels of direct compensation are appropriate to motivate, reward, and retain our executives, each of whom has leadership talents and expertise that make them attractive to other companies. When making annual compensation decisions, the Compensation Committee reviews each Named Executive Officer's total compensation, as well as the compensation components, for reasonableness and comparability to market levels and the prior year's compensation.

The Compensation Committee reviews comparative market information, including benchmarking data presented by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian") - see page **55** of this Proxy Statement for further information on the Compensation Committee's retention of Meridian. For the Chairman and CEO, the Compensation Committee is responsible for the final determination of all components of compensation, but requests input and recommendations from Meridian. For other Named Executive Officers, the Compensation Committee receives additional recommendations from our CEO for all components of compensation. On the basis of its review of market data, input from the CEO and Meridian, and other relevant factors, the Compensation Committee sets each Named Executive Officer's annual base salary, annual performance-based incentives, and long-term incentives for that year.

In 2022, the Compensation Committee reviewed total compensation design components and advised the Nominating and Corporate Governance Committee that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

CEO Pay and Performance Alignment

The graph below displays the relationship between our CEO's total annual compensation and the five-year total shareholder return of the Company and the S&P 500. The Company realized total shareholder return (TSR) of 101% over the last five fiscal years, outpacing the return of the S&P 500 TSR of 57%.

CEO PAY AND PERFORMANCE ALIGNMENT



(1) A change in the denomination of the performance unit plan created a temporary distortion in the disclosure of 2018 and 2019 total compensation by "doubling up" previous performance plan grants, which were disclosed when paid, with the initial inclusion of the 2018 and 2019 performance plan grant values.

Total Direct Compensation Pay Components

The graphs below display the CEO's and other NEOs' mix of total direct compensation, with each component expressed as a percentage of total direct compensation.

CEO DIRECT COMPENSATION



9% Annual Base Salary

25% Annual Performance-Based Incentive Compensation

52% Long-Term Incentive Compensation

14% Other Compensation

OTHER NEO DIRECT COMPENSATION



17% Annual Base Salary

30% Annual Performance-Based Incentive Compensation

37% Long-Term Incentive Compensation

16% Other Compensation

IN 2022, ALMOST 80% OF OUR CEO'S COMPENSATION AND ALMOST 70% OF OUR OTHER NEOs' COMPENSATION WAS PERFORMANCE BASED.

Compensation Elements Link to Shareholder Value

We have aligned our executive compensation programs with the interests of our shareholders and our corporate strategy through various measures that drive our business. See the following pages for more details on the elements of our compensation program and how it is linked to our corporate strategy and shareholders' interests.

% of 2022 Compensation for CEO and Other NEOs	Component	Description	Link to Shareholder Value	How We Determine Amount
CEO: 9% / Other NEO: 17%	**Annual Base Salary** page **48**	Fixed cash element of compensation established within a competitive range of benchmark pay levels.	Serves to attract and retain executive talent capable of driving superior performance.	We consider individual performance, oversight responsibility, and competitive benchmarking.
CEO: 25% / Other NEO: 30%	**Annual Performance-Based Incentive Compensation** page **48**	Performance–based element of compensation tied to the attainment of performance measures, which is paid in cash. The 2022 Plan includes an ESG modifier based on Google ratings (online customer satisfaction ratings).	Rewards the achievement of short-term financial and operational objectives we believe are primary drivers of long-term shareholder value.	The Compensation Committee establishes performance metrics that will drive the current performance of the Company and enhance shareholder value. The 2022 measures included: • Normalized Earnings Per Share • Normalized Free Cash Flow • Comparable Preneed Sales Production • ESG Modifier - Google ratings (online customer satisfaction ratings)
CEO: 52% / Other NEO: 37%	**Long-Term Incentive Compensation** page **50**	**Stock Options –** granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date and vest at a rate of 1/3 per year.	Aligns the long-term interest of the NEOs with the shareholders and rewards growth in the value of our stock price.	The Compensation Committee considers several factors in determining the total long-term incentive compensation including Peer Comparator Group benchmark pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the current economic environment. Once the total target value is established for each NEO, we calculate and grant to the NEO (i) the number of stock options with a value equal to one-third of the total target value, (ii) the number of shares of restricted stock with a value equal to one-third of the total target value, and (iii) the number of performance units with a value equal to one-third of the total target value.
		Restricted Stock – awards are made in February each year at the same time as the stock option grants and vest at a rate of 1/3 per year.	Supports the retention of key executive and management talent and fosters a culture of ownership.	
		Performance Units – the performance unit plan, denominated in shares, measures the three-year total shareholder return ("TSR") relative to the S&P MidCap 400® index and is governed by a normalized return on equity (ROE) benchmark floor tied also to the S&P MidCap 400® index.	Incentivizes management to achieve Company TSR and ROE performance that exceeds the broader market over a multi-year period.	
CEO: 14% / Other NEO: 16%	**Other Compensation** page **52**	**Retirement Plans –** Executive Deferred Compensation Plan and 401(k) Plan.	Provides financial security for retirement.	The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.
		Perquisites and Personal Benefits – reasonable benefits as described on page **52**.	Enhances executive performance by facilitating effective management of personal matters.	

Annual Base Salary

We target the base salary levels of our Named Executive Officers ("NEOs") within a competitive range of benchmark pay levels defined in the competitive benchmarking study described on page **55**. We believe these levels are appropriate to motivate and retain our NEOs, who each have leadership talents and business expertise that make them attractive to other companies. In addition, when adjusting salaries, we may also consider the individual performance of the executive. In the first quarter of 2022, the Compensation Committee made the adjustments reflected below based on consideration of benchmark pay levels for each executive and in recognition of the officers' strong performance during 2021.

	2022 Salary	2021 Salary	$ Change	% Change
Thomas L. Ryan	$ 1,200,000	$ 1,200,000	$ —	—%
Eric D. Tanzberger	630,000	620,000	10,000	1.6%
Sumner J. Waring, III	630,000	620,000	10,000	1.6%
Steven A. Tidwell	560,000	550,000	10,000	1.8%
Gregory T. Sangalis	520,000	520,000	—	—%

Annual Performance-Based Incentives Paid in Cash

We use annual performance-based incentives paid in cash to focus our NEOs on financial and operational objectives that the Compensation Committee believes are primary drivers of shareholder value over time. In the first quarter of 2022, the Compensation Committee established the performance measures as the basis for annual performance-based incentive awards for our NEOs.

Incentive Targets

The Compensation Committee established each NEO's target opportunity for 2022 consistent with our overall compensation philosophy to align compensation with our performance and to motivate and retain the executive level talent. The target award opportunities were generally positioned within the mid-range of the competitive benchmark market data. If SCI achieved the performance targets established by the Compensation Committee, NEOs would receive incentive awards at this targeted level. Actual incentive awards may be higher or lower than the target levels based on SCI's performance relative to the performance goals. The range of performance goals established a lower threshold to achieve a minimal annual performance-based incentive but with a higher threshold to achieve a payout at or near the maximum award of 200% of the targeted incentive levels. The award is based on base salary on the last day of the measurement period. The target award opportunities for the NEOs for 2022 were as follows. In the first quarter of 2022, the Compensation Committee made adjustments in certain of the target award opportunities below based on consideration of benchmark pay levels for each executive and in recognition of the officers' strong performance during the past two years.

	Target Award Opportunity (% of Base Salary)
Thomas L. Ryan	130%
Eric D. Tanzberger	100%
Sumner J. Waring, III	100%
Steven A. Tidwell	80%
Gregory T. Sangalis	80%

Performance Measures

We believe normalized earnings per share and free cash flow per share drive the performance of the Company and enhance shareholder value. Comparable preneed cemetery property production is a key driver of current performance, as we are generally able to recognize this revenue at the time of sale when the property is ready and available for use and the receivable from the customer is deemed collectible. While recognition of all other comparable preneed funeral and cemetery production is generally deferred and does not have an immediate impact on earnings, such production is driving future market share growth, adding stability to our future revenue stream, and creating future value for our shareholders over the long term. The 2022 performance measures were similar to the performance measures utilized in 2021 and are outlined below:

- Normalized Earnings per Share, which we calculated by applying a 2022 targeted 24.2% effective tax rate to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described below. The targeted effective tax rate is held constant for calculating our incentive compensation and therefore does not change throughout the year.

- Normalized Free Cash Flow per Share, which we calculated by beginning with our cash flows from operating activities and (1) deducting 2022 forecasted capital improvements at existing facilities and capital expenditures to develop cemetery property, (2) utilizing the forecasted amounts of cash taxes paid in 2022 related to normal operating activities, and (3) dividing the result by the reported weighted average diluted number of shares outstanding in 2022.
- Comparable Preneed Production is the percentage of growth over prior year of combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in US and Canadian dollars.
- ESG Modifier - Inclusion of customer satisfaction ratings, specifically Google reviews, aligns our NEOs' compensation with our operational performance and success in remaining relevant with our customers.

The Compensation Committee believes it is appropriate to exclude certain non-routine items from the performance measures to encourage appropriate decision-making regarding operations and capital investments. For 2022, the Compensation Committee approved the exclusion of net gains or losses on dispositions, currency gains/losses, losses associated with the early extinguishment of debt, and estimates of certain legal matters. The Compensation Committee also considered a level of share repurchases in 2022 consistent with our historical experience in setting the targets. The difference between the target and actual repurchases did not affect the attainment of the normalized earnings per share or normalized free cash flow per share performance measures.

For 2022, we weighted each of the performance measures at one-third. The Compensation Committee established ranges for performance measures and their related payouts as a percentage of the target award for the performance period from January 1 through December 31, 2022. We calculated awards for performance levels between threshold and target or target and maximum using straight-line interpolation.

As part of the 2022 plan, the annual performance-based incentive also included an ESG modifier based on a non-financial measure related to online customer satisfaction ratings, specifically Google reviews, aligning our NEOs' compensation with our operational performance and success in remaining relevant with our customers. This modifier allows the Compensation Committee to adjust the annual performance-based incentive downward if our online customer satisfaction ratings fall below an average of 4.25. For 2022, we exceeded the target with an average rating of 4.67; therefore, the annual performance-based award payout was not modified.

The 2022 performance targets, SCI's actual performance, and resulting payout percentages are set forth below.

2022 PERFORMANCE TARGETS AND ACTUAL PERFORMANCE

Performance Measure	Threshold[1]	Target[2]	Max[3]	2022 Performance	Payout Percentage
Normalized Earnings Per Share	$2.75	$3.05	$3.35	Above Max	200%
Normalized Free Cash Flow Per Share	$2.25	$2.55	$2.85	Above Max	200%
Comparable Preneed Production[4]	94.0%	97.5%	101.0%	Above Max	200%

200%

2022 Total Payout Percentage (of Target)

(1) Any performance above threshold but less than target results in a payout of up to 100%.

(2) Performance at target results in a 100% payout; performance above target but less than max results in payout between 100% and 200%, respectively.

(3) Performance at max or above max results in a 200% payout.

(4) Expressed as a percentage of comparable 2022 performance compared to 2021.

As a result of the foregoing and giving effect to the weightings described above, our NEOs earned annual performance-based incentives paid in cash at 200% of their individual incentive targets. The actual dollar amounts of the payouts are set forth in footnote (3) to the Summary Compensation Table on page **56**.

Long-Term Incentive Compensation

We believe that the grant of annual equity-based awards further aligns the interests of our NEOs with those of the Company's shareholders. To best align these interests, we grant our NEOs a mix of equity awards, which include stock options, restricted stock, and performance units. These long-term incentive ("LTI") award vehicles are important components of total compensation.

In February 2022, the Compensation Committee set each NEO's 2022 total target value of long-term incentive compensation. In developing this total target value, the Compensation Committee considered several factors including Peer Comparator Group benchmark LTI pay levels, the individual performance of each NEO, the job responsibilities of each NEO, and the overall Company performance in light of the then current economic environment. Once the target value was established for each NEO, we calculated and granted to the NEO (i) the number of stock options that had a value equal to one-third of the total target value, (ii) the number of shares of restricted stock that had a value equal to one-third of the total target value, and (iii) the number of performance units that had a value equal to one-third of the total target value. The grants were made in February 2022.

This mix of equity awards is designed to focus our NEOs on driving an appropriate culture and healthy operating platform for the Company, managing our on-going risk profile, and implementing strategies to generate superior total long-term shareholder returns.

Stock Options

Stock options provide NEOs a reward value that is directly attributable to their ability to increase the value of the business and our stock price. Stock options are granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date. Stock options vest at a rate of one-third per year and have an eight-year term.

Restricted Stock

Restricted stock with service-based vesting provisions promotes retention of our NEOs and encourages stock ownership. The restricted stock awards vest at a rate of one-third per year.

Performance Units

Performance units reward NEOs for the delivery of shareholder returns that compare favorably to similarly available public company investments over a multi-year period. Effective for the 2022 performance unit awards, the performance unit plan measures the three-year total shareholder return ("TSR") relative to the constituents of the S&P MidCap 400 index. SCI does not have many direct performance peers; the Compensation Committee determined that the MidCap 400 is an appropriate comparator set for measuring Relative TSR as it reflects our broad competition for investor capital. Prior to 2022, SCI's relative TSR was measured against a set of public companies having strong share price correlation with SCI. Performance units are denominated in shares which improves shareholder alignment, as the underlying unit value fluctuates with stock price.

Relative TSR is defined as the percentage computed from $100 invested in SCI common stock on the first day of the performance cycle, with dividends reinvested, compared to $100 invested in each of the public companies in the S&P MidCap 400 index, with dividend reinvestment during the same period. Relative TSR is an appropriate metric because it (i) aligns the interests of management with the interests of shareholders and (ii) provides a useful means of comparing Company performance relative to the broader market.

The performance units also apply a normalized return on equity (ROE) modifier to the TSR metric. The normalized ROE modifier reduces the indicated performance unit payout by 25% if SCI's average normalized ROE over the three-year performance period is less than 15%. For the 2020-2022 performance period, the average normalized ROE for SCI was 34.2%; therefore, the performance unit award payout was not modified. Starting with the 2021 performance unit grants, the ROE modifier threshold requires SCI to outperform the three-year ROE average of the S&P MidCap 400® companies for the relative performance period instead of the prior threshold of 15%. The S&P MidCap 400® (of which SCI is included) provides a benchmark of our performance to companies with which we compete for investor capital at the time the performance units are granted.

PERFORMANCE TARGETS AND 2020-2022 ACTUAL PERFORMANCE


SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle
75th Percentile
50th Percentile
25th Percentile
Threshold
Target
Maximum
SCI(2)
Award Payout Level
2020-2022 Performance Cycle Against Peers
Above 75th Percentile
200% Award Payout
_% 20% 40% 60% 80% 100% 120% 140% 160% 180% 200%
% of Target Award Paid as Incentive(1)

(1) Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

(2) SCI's three-year 2020-2022 TSR performance was 58%, which was above the 75th percentile relative to the S&P MidCap 400, resulting in a 200% award payout.

We cap performance unit payments at the Target amount if our TSR over the performance period outperforms the median of the S&P MidCap 400 index, but our absolute TSR is negative.

For the 2022-2024 performance cycle, the Compensation Committee granted performance units with performance opportunities ranging from 0% to 200% of the share units as set forth below in the "Grants of Plan-Based Awards" table. A target award is earned if SCI's relative TSR ranking is at the 50th percentile of the TSR of the constituents of the S&P MidCap 400 index at the end of the performance cycle at December 31, 2024.

PERFORMANCE UNIT RANGE OF PAYOUTS

Award Payout Level	SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle	% of Target Award Paid as Incentive(1)
Maximum	75th Percentile or greater	200%
Target	50th Percentile	100%
Threshold	25th Percentile	25%
Below Threshold	Less than 25th Percentile	—%

(1) Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

Other Compensation

Retirement Plans

To help retain and recruit executive level talent, the Company implemented an Executive Deferred Compensation Plan in 2005. This plan allows for an annual retirement contribution by the Company of up to 7.5% of eligible compensation and a performance-based contribution targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in the annual performance-based incentives paid in cash above. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentives paid in cash. In addition to the Company contributions, the plan allows for individual deferral of base salary, annual performance-based incentives paid in cash, restricted stock awards, and performance unit awards. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans. In February 2023, the Company made the following contributions under the plan with respect to 2022 service and performance for our NEOs:

Name	7.5% Retirement Contribution	Performance Contribution	Total
Thomas L. Ryan	$ 324,000	$ 648,000	$ 972,000
Eric D. Tanzberger	141,750	283,500	425,250
Sumner J. Waring, III	141,750	283,500	425,250
Steven A. Tidwell	109,200	218,400	327,600
Gregory T. Sangalis	101,400	202,800	304,200

We also offer a 401(k) plan to our associates, including our NEOs. In 2000, the Company initiated the 401(k) Retirement Savings Plan for elective contributions by participants and matching contributions by the Company up to prescribed limits established by the Board of Directors and specific IRS limitations. Participants may elect to defer up to 50% of salary and bonus into the Plan subject to the annual IRS contribution limit of $22,500, excluding the $7,500 catch-up contributions for eligible participants age 50 and older. The Company's match ranges from 75% to 125% of employee deferrals based on their years of Company service. The match is applied to a maximum of 6% of an associate's salary and annual performance-based incentive, subject to the IRS compensation limits.

Perquisites and Personal Benefits

We provide various perquisites and personal benefits to our NEOs that the Compensation Committee views as an important component of competitive compensation. These benefits are designed to attract, motivate, reward, and retain the executive talent required to achieve our corporate strategy:

- Financial and legal planning and tax preparation — encourages critical document preparation and financial planning advice for effective tax and retirement planning.
- Supplemental medical reimbursements — this insured benefit product covers out-of-pocket medical expenses, exclusive of required premium contributions by participants in the Company's medical and dental plans, and is a valued benefit provided at a modest annual cost per participant.
- Enhanced life insurance — this life insurance program generally covers approximately 3.5 times the NEO's annual salary and target bonus.
- Use of Company aircraft — our NEOs are allowed limited use of leased aircraft for personal reasons in accordance with the Company's usage policy approved by the Board of Directors.

Personal benefit amounts are not considered annual salary for bonus purposes, deferred compensation purposes, or 401(k) contribution purposes. The Compensation Committee periodically reviews executive benefits and perquisites as compared to prevalent practices of other organizations.

Further Executive Compensation Practices and Policies

Provisions Regarding Claw-Backs

We have provisions for seeking the return (claw-back) from our Officers of cash incentive payments and stock sale proceeds in certain circumstances involving fraud. These provisions cover the following elements of compensation: annual performance-based incentives paid in cash, stock options, restricted stock, and performance units. The provisions are triggered if the Board of Directors determines that an Officer has engaged in fraud that caused, in whole or in part, a material adverse restatement of the Company's financial statements. In such an event, the Company could seek to recover from the offending Officer the following:

- The actual annual performance-based incentive paid in cash to the Officer must be returned, but only if the original payment would have been lower if it had been based on the restated financial results.
- Vested and unvested options are cancelled and gains from sales of exercised stock options at any time after the filing of the incorrect financial statements must be returned.
- The gains from sales of restricted stock realized at any time after the filing of the incorrect financial statements must be returned and any remaining unvested restricted stock awards are forfeited.
- Any unpaid performance unit award is forfeited and Officer must repay the entire amount of the performance unit award payment if the award is paid after the ending date of the period covered by the incorrect financial statements.

Securities Trading and Investment Policy

The Board of Directors maintains a policy governing Directors and Officers with regard to transactions involving the Company's securities, including purchases and sales of common stock. Among other things, the policy provides guidelines on trading during "trading windows," confidentiality responsibilities, and reporting obligations.

Stock Ownership Guidelines and Retention Requirements

We have stock ownership guidelines for Officers. Stock ownership is generally achieved through open market purchases of SCI stock, shares acquired in the Company-sponsored 401(k) plan, grants of restricted stock, and shares retained after exercise of stock options. The policy requires an Officer to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until that Officer has met the ownership guidelines.

For each Officer, the stock ownership guideline is the amount of SCI shares having a fair market value equal to a multiple of base salary as set forth in the following table. Measurement of stock ownership against the guidelines will be calculated once a year based on valuation of the shares held at year end utilizing the closing price of SCI common stock on the last trading day of the previous year. A new Officer has an initial period of five years to achieve the target ownership level.

The table below sets forth our current ownership guidelines for our NEOs and their holdings, excluding stock options, as of March 6, 2023 (further details are provided in the footnotes to the tables of Director and Officer shareholdings listed under the "Voting Securities and Principal Holders").

Title	Required Salary Multiple	Minimum Shares Required	Actual Salary Multiple	Actual Shares Owned
Thomas L. Ryan, Chairman of the Board and Chief Executive Officer	6	104,137	93	1,612,208
Eric D. Tanzberger, Senior Vice President and Chief Financial Officer	3	27,336	21	189,250
Sumner J. Waring, III, Senior Vice President, Chief Operating Officer	3	27,336	38	342,386
Steven A. Tidwell, Senior Vice President, Sales and Marketing	3	24,299	9	73,495
Gregory T. Sangalis, Senior Vice President, General Counsel and Secretary	3	22,563	27	203,331

AT MARCH 6, 2023, OUR NAMED EXECUTIVE OFFICERS HAVE EXCEEDED THEIR OWNERSHIP GUIDELINE LEVELS FOR 2023.

Policies on Hedging and Pledging

In 2013, we established policies to prohibit Officers and Directors from hedging or pledging their SCI stock ownership. These policies apply only to Officers and Directors. All officers and members of the Board are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of their ownership of the Company's equity securities, including, but not limited to, prepaid forward contracts, options, puts, calls, equity swaps, collars, other derivative instruments, or any other similar type of financial transaction, or (ii) holding equity securities of the Company in a margin account or pledging equity securities of the Company as collateral for a loan or for any other type of financial transaction.

Employment Agreements and Termination Payment Arrangements

The Company has employment agreements with Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, and Steven A. Tidwell. These agreements have current terms expiring December 31, 2023. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party.

The employment agreements articulate the terms and conditions of the NEOs' employment with the Company including termination provisions and noncompetition obligations. Each November, we review the list of the Named Executive Officers and other officers with employment agreements in effect and the terms and conditions of their employment and determine whether to extend, modify, or allow the agreements to expire.

Consistent with this review, we amended our executive employment agreements in 2010 to eliminate any obligation to pay tax gross-ups in the event of a change in control of the Company. In 2021, we replaced our executive employment agreements with updated terms (see page **62** more information).

For further discussion of these employment agreements, refer to "Executive Compensation Tables - Executive Employment Agreements" below.

Our employment agreements and compensation plans have historically incorporated arrangements for certain payments upon change of control of the Company and for other terminations. We believe that these arrangements have been and are necessary to attract, motivate, reward, and retain the executive management talent required to achieve our corporate strategy. In the context of a possible acquisition or merger of the Company, we believe that change of control provisions (i) help focus our executives on strategic alternatives that would maximize shareholder value, and (ii) provide for personal financial security, thereby reducing a potential distraction for the executive. Our change of control and other termination payment arrangements do not affect decisions regarding other compensation elements. We structured the terms and payout of our arrangements based upon our historical practice and competitive considerations, including advice from an independent consultant and features that are commonly used by other publicly traded companies. We removed automatic single-trigger vesting upon change in control effective for equity awards granted in 2022.

For further discussion of termination arrangements, refer to "Executive Compensation Tables - Potential Payments Upon Termination" below.

How We Make Compensation Decisions

Role of the Compensation Committee

The Compensation Committee reviews the executive compensation program of the Company for its adequacy to attract, motivate, reward, and retain well-qualified executive officers who will maximize shareholder returns. The Compensation Committee also reviews the program for its direct and material relationship to the short-term and long-term objectives of the Company and its shareholders as well as the operating performance of the Company. To carry out its role, among other things, the Compensation Committee:

- Reviews appropriate criteria for establishing annual performance targets for executive compensation that are complementary to the Company's long-term strategies for growth;

- Determines appropriate levels of executive compensation by annually conducting a thorough competitive evaluation, reviewing proprietary and proxy information, and consulting with and receiving advice from an independent executive compensation consulting firm;

- Ensures the Company's executive stock plan, long-term incentive plan, annual incentive compensation plan, and other executive compensation plans are administered in accordance with compensation objectives; and

- Approves all new equity-based compensation programs.

Compensation Committee Interlocks and Insider Participation

Board members who served on the Compensation Committee during 2022 were Anthony L. Coelho, Jr., Ellen Ochoa, C. Park Shaper, and Marcus A. Watts. No member of the Compensation Committee in 2022 or is an Officer or employee of the Company or any of its subsidiaries, any of its subsidiaries or had any relationships requiring disclosure by the Company.

Role of Compensation Consultants

Compensation decisions are made by our Compensation Committee, based in part on input from independent consultants. Meridian has served as our independent advisor on executive compensation since 2010. Meridian is retained by and reports directly to the Compensation Committee, which has the authority to approve Meridian's fees and other terms of engagement. Services performed by Meridian for the Compensation Committee during 2022 included preparation of competitive benchmarking reviews regarding the executive and Director compensation, evaluation of proposed compensation programs or changes to existing programs, provision of information on current trends in executive compensation, and updates regarding applicable legislative and governance activity. Annually, the Compensation Committee reviews the fee structure, services, and performance of their independent consultants.

Compensation Benchmarking Tools

In November 2021, in its consideration of 2022 compensation for the NEOs, the Compensation Committee reviewed a competitive benchmarking study prepared by Meridian. The benchmarking study provided market data for each of the NEOs, reflecting pay rates for similar positions among a group of general industry companies (the "Peer Comparator Group"). The Compensation Committee used the competitive benchmark study as a reference point for assessing the overall competitiveness of our executive compensation program.

At the request of the Compensation Committee, Meridian developed the Peer Comparator Group for 2022 by reviewing a diversified group of companies that participated in the Equilar Executive Compensation Survey. Meridian developed the Peer Comparator Group based on company size parameters. The Compensation Committee believes this approach reflects an objective and credible methodology and results in an effective working range of competitive compensation benchmarks that appropriately considers the overall complexity of SCI's business model. For example, the Company sells preneed contracts (approximately $2.5 billion in 2022) that are substantially deferred into its growing backlog that will be recognized as future revenue at the time of need or when the services and merchandise are provided. These preneed contracts are administered by the Company over long periods of time, and the Company oversees the management and administration of approximately $7.3 billion in trust assets and related receivables, the earnings of which are typically deferred under GAAP. In addition, executive management oversees a people-centric business of over 25,000 employees, including approximately 3,750 preneed sales personnel whose production may not initially impact revenue under GAAP. The Compensation Committee reviews the methodology and composition of the Peer Comparator Group annually and may consider modification to the methodology or source of data, as warranted.

The Peer Comparator Group used to inform 2022 pay decisions comprised 220 companies set forth in Annex B in this Proxy Statement, against which SCI is positioned near or above the median in terms of revenue, market capitalization, and enterprise value. The Peer Comparator Group does not include two direct industry competitors, StoneMor Partners, LLP and Carriage Services, Inc., as neither company met the relevant financial criteria for inclusion.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. The Committee reviewed the 2022 total compensation design components and recommended to the Nominating and Corporate Governance Committee that it make a determination that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that this Proxy Statement include this Compensation Discussion and Analysis.

COMPENSATION COMMITTEE

| Ellen Ochoa, Chair | Anthony L. Coelho | C. Park Shaper | Marcus A. Watts |

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information for each year in the three-year period ended December 31, 2022 with respect to NEOs. The determination as to which executive Officers were most highly compensated was made with reference to the amounts required to be disclosed under the "Total" column in the table reduced by the amounts in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Thomas L. Ryan Chairman of the Board Chief Executive Officer	2022	$ 1,200,000	$ 4,483,147	$ 2,203,060	$ 3,120,000	$ —	$ 1,729,976	$ 12,736,183
	2021	1,200,000	4,257,796	1,763,440	3,120,000	—	1,366,799	11,708,035
	2020	1,190,769	5,019,720	2,266,563	2,075,700	32,395	944,773	11,529,920
Eric D. Tanzberger Senior Vice President Chief Financial Officer	2022	630,000	1,047,747	515,516	1,260,000	—	672,506	4,125,769
	2021	620,000	994,901	411,219	1,116,000	—	563,099	3,705,219
	2020	596,538	1,151,368	520,279	747,252	20,439	391,782	3,427,658
Sumner J. Waring, III Senior Vice President Chief Operating Officer	2022	630,000	987,299	484,673	1,260,000	—	677,640	4,039,612
	2021	620,000	913,143	377,451	1,116,000	—	565,029	3,591,623
	2020	566,712	1,028,312	464,903	709,889	—	389,144	3,158,960
Steven A. Tidwell Senior Vice President Sales and Marketing	2022	560,000	732,919	360,200	896,000	—	494,628	3,043,747
	2021	550,000	690,166	285,152	880,000	—	413,314	2,818,632
	2020	517,000	783,417	354,151	575,661	—	291,428	2,521,657
Gregory T. Sangalis Senior Vice President General Counsel and Secretary	2022	520,000	702,696	344,779	832,000	—	507,390	2,906,865
	2021	520,000	669,992	276,898	832,000	—	502,865	2,801,755
	2020	497,115	807,785	365,097	553,520	—	351,470	2,574,987

[1] 2020 salary reflects temporary reduction from annual base salary per Employee Agreement in response to the COVID-19 pandemic.

[2] The Stock Awards column, which includes the Performance Unit Plan denominated in shares, and the Option Awards column set forth the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made for the valuation of the awards are set forth in Note 11 to the consolidated financial statements included in the SCI 2022 Annual Report on Form 10-K.

[3] The Non-Equity Incentive Plan (EIP) column includes annual performance incentive paid in cash.

[4] This column sets forth the change in the actuarial present value of each executive's accumulated benefit in 2022, 2021, and 2020 for the Supplemental Executive Retirement Plan for Senior Officers (Senior SERP). During the year ended December 31, 2022, Thomas L. Ryan's pension value declined $29,190, and Eric D. Tanzberger's declined $23,055. During the year ended December 31, 2021, Thomas L. Ryan's pension value increased $11,113, and Eric D. Tanzberger's increased $8,348. During the year ended December 31, 2020, Thomas L. Ryan's pension value increased $32,395, and Eric D. Tanzberger's increased $20,439. The assumptions made for quantifying the present value of the benefits are set forth in Note 12 to the consolidated financial statements included in the SCI 2022 Annual Report on Form 10-K. In December 2022, we amended the Senior SERP to terminate the participation of all our active employees which resulted in the payment of a discounted lump sum of the future benefits payable to Thomas L. Ryan and Eric D. Tanzberger in the amount of $192,806 and $95,685, respectively; these amounts are included in all other compensation column.

[5] See 2022 All Other Compensation table below for more information.

2022 ALL OTHER COMPENSATION TABLE

Name	Contributions To Deferred Compensation Plan[a]	Contributions to 401(k) Plan[a]	Life Insurance Related[b]	Perquisites and Other Personal Benefits[c]	Total All Other Compensation
Thomas L. Ryan	$ 1,195,928	22,875	20,038	491,135 [d]	$ 1,729,976
Eric D. Tanzberger	425,250	22,875	5,710	218,671 [e]	672,506
Sumner J. Waring, III	503,112	22,875	6,443	145,210 [f]	677,640
Steven A. Tidwell	390,197	22,875	11,762	69,794 [g]	494,628
Gregory T. Sangalis	362,912	22,875	25,807	95,796 [h]	507,390

[a] The amounts represent contributions by the Company to the accounts of executives in the plans identified in the table. With respect to the Deferred Compensation Plan, the amounts may include three components: (i) base retirement contribution for 2022, (ii) performance contribution for 2022, and (iii) a restoration match for the 2021 plan year paid in 2022.

[b] The amounts represent payments for term life insurance premiums or supplemental life insurance.

[c] The amounts represent the incremental cost to the Company to provide perquisites and other personal benefits. With respect to personal use of the Company's leased aircraft, the cost includes the average cost of fuel used, direct costs incurred such as flight planning services and food, and an hourly charge for maintenance of the engine and airframe. With respect to medical reimbursement, the Company pays the executive for the medical expenses he incurs that are not reimbursed to the executive by the Company's health insurance.

[d] For Thomas L. Ryan, includes $261,026 for personal use of aircraft, as well as costs regarding periodic household security services, medical reimbursement, and tax and financial planning. In addition, the other personal benefits column includes the discounted lump sum payout of the Senior SERP of $192,806.

[e] For Eric D. Tanzberger, includes $106,853 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning. In addition, the other personal benefits column includes the discounted lump sum payout of the Senior SERP of $95,685.

[f] For Sumner J. Waring, includes $114,954 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[g] For Steven A. Tidwell, includes $49,874 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

[h] For Gregory T. Sangalis, includes $70,693 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

Grants of Plan-Based Awards

The following table sets forth plan-based awards granted in 2022 with the four lines pertaining to:

- First line - Annual Performance-Based Incentives Paid in Cash
- Second line - Performance Units, granted February 16, 2022
- Third line - Restricted Stock, granted February 16, 2022
- Fourth line - Stock Options, granted February 16, 2022

GRANTS OF PLAN-BASED AWARDS

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Restricted Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Thomas L. Ryan	—	1,560,000	3,120,000								
				8,900	35,600	71,200					2,355,691
							35,600				2,127,456
								200,000	59.76	59.15	2,203,060
Eric D. Tanzberger	—	630,000	1,260,000								
				2,080	8,320	16,640					550,544
							8,320				497,203
								46,800	59.76	59.15	515,516
Sumner J. Waring, III	—	630,000	1,260,000								
				1,960	7,840	15,680					518,781
							7,840				468,518
								44,000	59.76	59.15	484,673
Steven A. Tidwell	—	448,000	896,000								
				1,455	5,820	11,640					385,116
							5,820				347,803
								32,700	59.76	59.15	360,200
Gregory T. Sangalis	—	416,000	832,000								
				1,395	5,580	11,160					369,235
							5,580				333,461
								31,300	59.76	59.15	344,779

The material terms of each element of compensation are described in the "Compensation Discussion and Analysis."

In the table above, the performance unit grants are valued using a Monte Carlo valuation at the grant date. In addition, the 2022 performance units provide for pro-rata vesting in the event of (i) death, (ii) disability, (iii) at the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, or (iv) termination by the Company not for cause. The pro-rata vesting is determined by the number of months of service by the executive during the three-year performance period, divided by 36 (which is the number of months in a performance period). The restricted stock grants and stock option grants vest one-third per year. In addition, the restricted stock grants and stock option grants vest 100% in the event of (i) death, (ii) disability, (iii) in the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, (iv) termination by the Company not for cause, or (v) upon a change of control of the Company, the performance units vest 100% and will be paid at target if the executive is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control, or if the acquiring company fails to assume or replace the outstanding equity upon the change of control.

Holders of restricted stock receive dividend payments at the same rate as holders of outstanding shares of SCI common stock.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options, restricted stock awards, and performance unit plan share awards that have not vested as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2022

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[4] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[5] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Thomas L. Ryan	533,062		$ 22.28	2/9/2024	76,068	5,259,341	233,800	16,164,932
	472,000		29.25	2/7/2025				
	355,000		37.53	2/13/2026				
	289,000		42.63	2/20/2027				
	234,666	117,334 [1]	50.82	2/19/2028				
	78,333	156,667 [2]	49.59	2/17/2029				
	—	200,000 [3]	59.76	2/16/2030				
Eric D. Tanzberger	66,200		42.63	2/20/2027	17,718	1,225,023	54,280	3,752,919
	53,866	26,934 [1]	50.82	2/19/2028				
	18,266	36,534 [2]	49.59	2/17/2029				
	—	46,800 [3]	59.76	2/16/2030				
Sumner J. Waring, III	29,200	—	42.63	2/20/2027	16,388	1,133,066	49,760	3,440,406
	48,133	24,067 [1]	50.82	2/19/2028				
	16,766	33,534 [2]	49.59	2/17/2029				
	—	44,000 [3]	59.76	2/16/2030				
Steven A. Tidwell	45,995		37.53	2/13/2026	12,298	850,284	37,500	2,592,750
	43,700		42.63	2/20/2027				
	36,666	18,334 [1]	50.82	2/19/2028				
	12,666	25,334 [2]	49.59	2/17/2029				
	—	32,700 [3]	59.76	2/16/2030				
Gregory T. Sangalis	97,000		22.28	2/9/2024	11,997	829,473	37,040	2,560,946
	79,000		29.25	2/7/2025				
	56,400		37.53	2/13/2026				
	46,500		42.63	2/20/2027				
	37,800	18,900 [1]	50.82	2/19/2028				
	12,300	24,600 [2]	49.59	2/17/2029				
	—	31,300 [3]	59.76	2/16/2030				

[1] These unexercisable options expiring 02/19/2028 vest 100% on 02/19/2023.

[2] These unexercisable options expiring 02/17/2029 vest 50% each on 02/17/2023 and 02/17/2024.

[3] These unexercisable options expiring 02/16/2030 vest 33% each on 02/16/2023, 02/16/2024, and 02/16/2025.

[4] The restricted stock for each person in the table vests as follows:

	Shares Vesting 03/05/2023	Shares Vesting 03/05/2024	Shares Vesting 03/05/2025	Total Shares Vesting
Thomas L. Ryan	13,734	26,734	35,600	76,068
Eric D. Tanzberger	3,150	6,248	8,320	17,718
Sumner J. Waring, III	2,814	5,734	7,840	16,388
Steven A. Tidwell	2,144	4,334	5,820	12,298
Gregory T. Sangalis	2,210	4,207	5,580	11,997

(5) These unearned performance unit plan share units vest as indicated below upon attainment of certain performance goals based on our three-year TSR as discussed in the Compensation Discussion and Analysis. Based on our 2022 performance exceeding the target goals, the share unit amounts and fair values disclosed in this table and the vesting schedule below represent the maximum awards, which could change over the remaining performance period.

	PUP Share Units Vesting 02/20/2023	PUP Share Units Vesting 02/19/2024	PUP Share Units Vesting 02/17/2025	Total PUP Share Units Vesting
Thomas L. Ryan	82,400	80,200	71,200	233,800
Eric D. Tanzberger	18,900	18,740	16,640	54,280
Sumner J. Waring, III	16,880	17,200	15,680	49,760
Steven A. Tidwell	12,860	13,000	11,640	37,500
Gregory T. Sangalis	13,260	12,620	11,160	37,040

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock options and each vesting of restricted stock during the last fiscal year on an aggregated basis.

OPTION EXERCISES AND STOCK VESTED FOR THE YEAR ENDED DECEMBER 31, 2022

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Thomas L. Ryan	326,938	$ 15,350,813	42,499	$ 2,607,314
Eric D. Tanzberger	80,000	2,758,756	9,806	601,598
Sumner J. Waring, III	30,000	808,189	8,832	541,843
Steven A. Tidwell	70,405	2,860,864	6,636	407,119
Gregory T. Sangalis	68,400	3,222,643	6,790	416,567

(1) Includes the shares and value of restricted stock that were deferred into the Executive Deferred Compensation Plan, described hereinafter under the caption "Executive Deferred Compensation Plan", as follows: 42,499 shares with a value of $2,607,314 for Thomas L. Ryan, 4,903 shares with a value of $300,799 for Eric D. Tanzberger and 2,477 shares with a value of $151,964 for Gregory T. Sangalis.

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan is a supplemental retirement and deferred compensation plan for our executive officers, in which the NEOs participate. The plan allows for Company contributions, including annual contributions of up to 7.5% and performance-based contributions targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in Compensation Discussion and Analysis - Annual Performance-Based Incentives Paid in Cash. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentive paid in cash. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans.

Company contributions to the plan generally vest over three years. If a participant is terminated by the Company not for cause, dies, becomes disabled, or in the event of a change of control of the Company as defined in the plan, the participant immediately vests 100% in the Company's contributions. If the participant retires on or after age 60 with ten years of service or age 55 with 20 years of service, the Compensation Committee may in its sole discretion elect to immediately vest 100% of the unvested contributions.

In addition, the plan allows for an individual participant to defer portions of his or her base salary, annual performance-based incentives paid in cash, restricted stock, and performance units. The participant may defer up to 80% of salary, up to 100% of restricted stock, and up to 90% of the other elements of compensation. When restricted stock is deferred, it is subject to the 3-year vesting schedule. All other of these amounts are 100% vested at time of deferral. The following tables provide information concerning contributions, earnings, and other information under the Executive Deferred Compensation Plan.

NONQUALIFIED DEFERRED COMPENSATION IN 2022

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Distributions/ Withdrawals ($)	Aggregate Balance at Last FYE[4] ($)
Thomas L. Ryan	$ 2,939,673	$ 1,195,928	$ (5,243,476)	$ 4,895,293	$ 60,367,657
Eric D. Tanzberger	350,801	425,250	(613,474)	1,121,706	13,537,004
Sumner J. Waring, III	231,678	503,112	(1,677,510)	146,103	6,451,453
Steven A. Tidwell	486,118	390,197	(768,086)	—	7,313,167
Gregory T. Sangalis	197,840	362,912	(2,040,636)	—	13,420,348

[1] These executive contributions were made in 2022 and are included in the Summary Compensation Table for the year 2022 in the amounts and in the table titled Executive Contributions in 2022 below.

[2] The registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

[3] The earnings reflect the returns of the measurement funds selected by the executives and are not included in the Summary Compensation Table.

[4] The amounts below include reported contributions included in the Summary Compensation Table for years prior to 2022 and are included in the table titled Cumulative Contributions from Previous Years below.

EXECUTIVE CONTRIBUTIONS IN 2022

			Stock Awards	
	Salary	Annual Performance- Based Incentive Paid In Cash	TSR Performance Units	Restricted Stock Awards
Thomas L. Ryan	$ 120,000	$ 312,000	$ 401,933	$ 2,105,740
Eric D. Tanzberger	37,777	66,960	—	246,064
Sumner J. Waring, III	37,777	111,600	82,301	—
Steven A. Tidwell	83,943	220,000	182,175	—
Gregory T. Sangalis	50,000	83,200	64,640	—

The following amounts represent cumulative contributions, which were included in the "Total Compensation" column of the Summary Compensation Table in previous years:

CUMULATIVE CONTRIBUTIONS FROM PREVIOUS YEARS

Thomas L. Ryan	$ 40,473,781
Eric D. Tanzberger	8,510,604
Sumner J. Waring, III	4,450,198
Steven A. Tidwell	2,778,072
Gregory T. Sangalis	4,084,333

Each participant may elect measurement funds, which are based on certain mutual funds, for the purpose of crediting or debiting additional amounts to his or her account balance. A participant may change his or her measurement funds election at any time. The Compensation Committee determines which measurement funds will be available for participants. For 2022, the available measurement funds and their respective returns were as follows:

Fund Name	2022 Calendar Year Return
Advisor Managed Portfolio – Aggressive Allocation	(16.96%)
Advisor Managed Portfolio – Conservative Allocation	(11.15%)
Advisor Managed Portfolio – Growth Allocation	(15.52%)
Advisor Managed Portfolio – Moderate Allocation	(12.53%)
Advisor Managed Portfolio – Moderate Growth Allocation	(14.01%)
American Funds IS New World – Class 1	(21.86%)
Charles Schwab S&P 500 Index	(18.12%)
ClearBridge Variable Small Cap Growth – Class I	(28.85%)
DFA VA International Value	(3.46%)
DFA VA U.S. Targeted Value	(4.21%)
DFA VIT Inflation-Protected Securities – Instl Class	(12.45%)
Goldman Sachs VIT Gov't Money Market – Instl Shares	1.58%
Janus Henderson VIT Enterprise – Instl Shares	(15.94%)
MainStay VP MacKay High Yield Corp Bond – Initial Class	(8.06%)
MFS VIT II International Intrinsic Value – Initial Class	(23.56%)
MFS VIT III Global Real Estate – Initial Class	(26.94%)
MFS VIT III Mid Cap Value – Initial Class	(8.79%)
MFS VIT Value Series – Initial Class	(5.91%)
PIMCO VIT Emerging Markets Bond – Admin Shares	(15.71)%
Fidelity VIP Investment Grade Bond – Initial Class	(12.96)%
Fidelity VIP Growth – Initial Class	(24.46)%
SCI General Account Fund	3.00%
SCI Stock Fund	(2.61%)
Thrivent Series Small Cap Index	(16.30%)
T. Rowe Price Blue Chip Growth	(38.50%)
Vanguard VIF International	(30.12)%
Vanguard VIF Mid Cap Index	(18.82%)
Vanguard VIF Short-Term Investment-Grade	(5.72)%
Vanguard VIF Total International Stock Market Index	(16.01%)
Victory RS Small Cap Growth Equity – Class I	(36.36)%

A participant may generally elect to receive a distribution at termination in a lump sum or in installments of up to fifteen years. With regard to the participant's contributions, the participant may schedule other distribution dates. For death, disability, or change of control of the Company, the participant may elect a lump sum payment within 60 days.

Executive Employment Agreements

Current Named Executive Officers

The Company has employment agreements with the Named Executive Officers. These agreements have current terms expiring December 31, 2023. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party. If such notice of nonrenewal is given by the Company or if notice is not given of the Company's decision to authorize renewal, the employment agreement will not be extended.

These agreements provide for base salaries, that may be increased by the Compensation Committee in its sole discretion, and the right to participate in bonus and other compensation and benefit arrangements. As of March 6, 2023, the base salaries for Thomas L. Ryan, Eric D. Tanzberger, Sumner J. Waring, and Steven A. Tidwell are $1,200,000, $650,000, $650,000, and $580,000, respectively.

Pursuant to the agreements, in the event of termination of employment due to the executive's voluntary termination, the executive is entitled to receive (i) salary earned to the date of termination and (ii) any incentive compensation that had been determined by the Compensation Committee but not yet paid. In the event of termination of employment due to death, the executive or his estate is entitled to receive (i) his salary through the end of his employment term, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months. In the event of termination of employment due to disability, the executive or his estate is entitled to receive (i) his salary during the period beginning on the date Company determines that executive is disabled and ending twenty-four (24) weeks thereafter, (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Prorated Bonus"), and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company without cause, the executive is entitled to receive (i) bi-weekly salary continuation payments based on his rate of salary for two years, (ii) Pro Rated Bonus and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company for cause, the executive is not entitled to any further payments under the employment agreement. "Cause" includes conviction of a crime involving moral turpitude, failure to follow Company policy or directives, willful and persistent failure to attend to his duties, gross negligence or willful misconduct, and violation of his obligations under the employment agreement.

In the event of a change of control of the Company (as defined below) and the subsequent termination of the executive without cause or voluntary termination by the executive for good reason (as defined below) during the period commencing sixty days prior to the change of control and ending two years following the change of control, the executive is entitled to the following:

- a lump sum equal to three times the sum of the executive's annual salary and target annual performance-based incentive bonus ("Target Bonus");

- an amount equal to his target annual performance-based incentive bonus, prorated to the date of the change of control ("Partial Bonus"); and

- continuation of health benefits for eighteen months.

"Good Reason" means relocation of the executive by more than 50 miles, reduction in responsibilities, reduction in base salary or bonus or other compensation programs, or reduction in the executive's aggregate benefits.

Upon termination of his employment, each executive is subject, at the Company's option, to a non-competition obligation for a period of one year, which the Company may extend for one additional year. If the Company elects to have the non-competition provisions apply, the Company will make payments to the executive during the non-competition period at a rate equal to his base salary at the time of termination, unless such termination was for cause or the executive terminates his employment (other than within twenty-four months after a change of control for certain specified reasons), in which case the executive is bound by the non-competition provisions without the Company making the corresponding payments.

Change of Control

Under the employment agreements, a change in control includes any of the following:

- any individual, entity, or group acquires 20% or more of our common stock or voting securities (excluding certain acquisitions involving SCI or an SCI benefit plan or certain reorganization, merger, or consolidation transactions);

- our incumbent Directors cease to constitute a majority of our Directors (our incumbent Directors include persons nominated by the existing Board or Executive Committee);

- consummation of certain reorganizations, mergers, consolidations, or sales of substantially all assets of SCI; or

- our shareholders approve certain liquidations or dissolution of SCI.

However, such a reorganization, merger, consolidation, or sale of assets does not constitute a change of control if:

- more than 60% of the surviving corporation's common stock and voting shares is owned by our shareholders (in the same proportion that our shareholders owned shares in SCI before the transaction);

- no person (excluding SCI, any benefit plan of SCI or the surviving corporation, and a person owning 20% of SCI common stock or voting securities before the transaction) owns 20% or more of the common stock or voting shares of the surviving corporation; and

- a majority of the surviving corporation's Board members were incumbent SCI Directors when the transaction agreement was executed.

Equity compensation issued prior to 2022 fully vests after a change in control occurs, whereas cash-related compensation requires employment termination to receive any actual payment. Effective for our 2022 equity awards, the Compensation Committee removed the automatic single trigger vesting upon a change in control. Instead, vesting will occur only if:

- the Committee determines that the Company will not honor, assume, or replace the outstanding equity awards with an alternate comparable award; or

- the Employee is terminated without cause or resigns for good reason within the time period that begins 60 days before a change in control and ends two years after a change in control.

Potential Payments Upon Termination

The Company has entered into certain agreements and maintains certain plans that require the Company to provide compensation to Named Executive Officers in the event of a termination of employment. The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below. In addition, each Named Executive Officer is entitled to receive his benefits described in the preceding tables titled "Pension Benefits" and "Nonqualified Deferred Compensation in 2022."

EXECUTIVE PAYMENTS AND BENEFITS UPON TERMINATION AS OF DECEMBER 31, 2022

		Voluntary Termination	Involuntary Not for Cause Termination	Disability	Death	Change of Control Involuntary or Good Reason Termination
Thomas L. Ryan	Salary and Bonus	$ —	$ 5,520,000	$ 4,320,000	$ 4,320,000	$ 9,840,000
	Long-Term Incentives	—	18,079,154	18,079,154	18,079,154	20,698,872
	Other Benefits	—	6,059,536	6,035,305	13,035,305	6,059,536
	Total	—	29,658,690	28,434,459	35,434,459	36,598,408
Eric D. Tanzberger	Salary and Bonus	—	2,520,000	1,890,000	1,890,000	4,410,000
	Long-Term Incentives	—	4,198,091	4,198,091	4,198,091	4,810,300
	Other Benefits	—	955,853	931,623	3,931,623	955,853
	Total	—	7,673,944	7,019,714	10,019,714	10,176,153
Sumner J. Waring, III	Salary and Bonus	—	2,520,000	1,890,000	1,890,000	4,410,000
	Long-Term Incentives	—	3,847,513	3,847,513	3,847,513	4,418,950
	Other Benefits	—	316,118	291,887	3,291,887	316,118
	Total	—	6,683,631	6,029,400	9,029,400	9,145,068
Steven A. Tidwell	Salary and Bonus	—	2,016,000	1,456,000	1,456,000	3,472,000
	Long-Term Incentives	—	2,900,325	2,900,325	2,900,325	3,327,281
	Other Benefits	—	262,922	254,607	3,254,607	262,922
	Total	—	5,179,247	4,610,932	7,610,932	7,062,203
Gregory T. Sangalis	Salary and Bonus	—	1,872,000	1,352,000	1,352,000	3,224,000
	Long-Term Incentives	—	2,873,797	2,873,797	2,873,797	3,296,004
	Other Benefits	—	254,419	237,740	3,237,740	254,420
	Total	—	5,000,216	4,463,537	7,463,537	6,774,424

Below is a description of the assumptions that were used in creating the table above.

Base Salary and Annual Performance-Based Incentive Paid in Cash

The amounts of these elements of compensation are governed by the individual's employment agreements. See "Executive Employment Agreements" above. At December 31, 2022, each of the employment agreements had a term expiring December 31, 2023. In addition, the meaning of "change of control" as used in the tables is set forth in the employment agreements.

Long-Term Incentives: Performance Units, Stock Options, and Restricted Stock

The amounts pertaining to the performance units, stock options, and restricted stock are governed by the terms of their respective awards. See the discussion following the table "Grants of Plan-Based Awards" above. For unvested performance units, restricted stock, and stock options; accelerated vesting for voluntary termination at retirement occurs at the discretion of the Compensation Committee at age 60 with ten years of service or at age 55 with 20 years of service and is not included in the table above.

Other Benefits

The table does not assume accelerated vesting of the unvested amounts pertaining to each executive's interest in the Executive Deferred Compensation Plan, which could occur at the discretion of the Compensation Committee at retirement. For a discussion of vesting, see the discussion preceding the table "Nonqualified Deferred Compensation in 2022" above.

Under the columns "Involuntary Not for Cause Termination", "Disability", "Death", and "Change of Control: Involuntary or Good Reason Termination", the tables include the accelerated vesting of the unvested amounts in the Executive Deferred Compensation Plan. Under the columns, "Involuntary Not for Cause Termination" and "Change of Control: Involuntary or Good Reason Termination", the tables include the Company's estimates of the value of post-retirement health benefits. The table also includes life insurance proceeds under the "Death" column.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of our employees (excluding the CEO) and the annual total compensation of our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We used December 31, 2022 as our determination date and identified the median employee by examining total gross wages for all full-time, part-time, and seasonal employees who were employed at that date. After identifying the median employee, we calculated annual 2022 compensation for the median employee using the same methodology used to calculate the CEO's total compensation as reflected in the Summary Compensation Table on page **56** of this Proxy Statement. The median employee's 2022 total compensation was $40,227. The CEO's 2022 annual total compensation was $12,736,183, which is 317 times the annual total compensation of the median employee (excluding the CEO).

We believe that the above pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In addition, because the Securities and Exchange Commission rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

As discussed in the Compensation Discussion and Analysis beginning on page **41**, our Compensation Committee has implemented an executive compensation program designed to link our NEOs' compensation to the achievement of SCI's financial, operational, and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2022, 2021, and 2020.

Year	Summary Compensation Table (SCT) Total Compensation for CEO[1]	Compensation Actually Paid to CEO[1],[2],[4]	Average SCT Total Compensation for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[1],[3],[4]	Value of Initial Fixed $100 Investment Based on:		Post-Tax Net Income (In thousands)	Normalized Earnings Per Share[6]
					Cumulative TSR	Peer Group Cumulative TSR[5]		
2022	$ 12,736,183	$ 14,191,951	$ 3,528,998	$ 4,193,758	$ 157.70	$ 116.00	$ 565,338	$ 3.85
2021	11,708,035	29,259,594	3,229,308	6,124,408	159.40	155.30	802,939	4.53
2020	11,529,920	13,218,050	2,920,816	3,233,364	108.60	109.00	515,907	2.86

[1] Thomas L. Ryan was our CEO for each year presented, and Eric D. Tanzberger, Sumner J. Waring, III, Steven A. Tidwell and Gregory T. Sangalis were the individuals comprising the Other NEOs for each year presented.

(2) To calculate the amounts in the "Compensation Actually Paid to CEO" column in the table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the SCT:

Compensation Actually Paid to CEO	2022	2021	2020
Total Compensation as Reported in SCT	$ 12,736,183	$ 11,708,035	$ 11,529,920
Pension and Equity Values Reported in SCT	(6,879,013)	(6,021,236)	(7,318,678)
Fair Value of Equity Compensation Granted in Current Year - Value at Year End	9,821,155	12,367,931	6,744,257
Dividends Paid on Unvested Restricted Share Awards	77,588	73,011	69,654
Change in the Fair Value of Awards Made in Prior Fiscal Years That Were Unvested at End of Current Fiscal Year	2,187,970	10,527,347	1,233,016
Change in the Fair Value of Awards Made in Prior Fiscal Years That Vested During Current Fiscal Year	(3,751,932)	604,506	959,881
Compensation Actually Paid to CEO	$ 14,191,951	$ 29,259,594	$ 13,218,050

(3) To calculate the amounts in the "Average Compensation Actually Paid to Other NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) our Other NEOs "Total" compensation as reported in the SCT for that year:

Average Compensation Actually Paid to Other NEOs	2022	2021	2020
Total Compensation as Reported in SCT	$ 3,528,998	$ 3,229,308	$ 2,920,816
Pension and Equity Values Reported in SCT	(1,317,879)	(1,154,731)	(1,373,938)
Fair Value of Equity Compensation Granted in Current Year - Value at Year End	1,900,629	2,013,352	1,267,017
Dividends Paid on Unvested Restricted Share Awards	14,891	13,840	12,994
Change in the Fair Value of Awards Made in Prior Fiscal Years That Were Unvested at End of Current Fiscal Year	772,621	1,972,241	228,765
Change in the Fair Value of Awards Made in Prior Fiscal Years That Vested During Current Fiscal Year	(705,502)	50,398	177,710
Average Compensation Actually Paid to Other NEOs	$ 4,193,758	$ 6,124,408	$ 3,233,364

(4) The weighted average key assumptions utilized to determine the equity awards adjustments in the Compensation Actually Paid tables above were as follows:

Weighted Average Assumptions	2022	2021	2020
Dividend Yield	1.6%	1.7%	1.7%
Expected Volatility	26.2%	24.2%	21.8%
Risk-Free Interest Rate	2.9%	0.4%	0.8%
Expected Holding Period (Years)	2.1	2.1	2.1
Market Price of Stock	$ 63.95	$ 60.74	$ 48.93
Exercise Price	$ 50.53	$ 45.67	$ 40.06

(5) The Peer Group Cumulative TSR set forth in this table utilizes a custom group of peer companies (the "Peer Group"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022. The Peer Group comprises Carriage Services, Inc., Hillenbrand Inc., Matthews International Corp., and Park Lawn Corporation. TSR is determined based on the value of an initial fixed investment of $100. Total return data assumes reinvestment of dividends.

(6) We believe normalized earnings per share drives the performance of the Company and enhances shareholder value. Normalized Earnings per Share is calculated by applying a targeted 24.2% effective tax rate to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude certain non-routine items as described in the Performance Measures section of the Compensation Discussion and Analysis (CD&A) on page **48**. The following is the list of the metrics used by the Company to link the compensation of our NEOs to Company performance.

2022 Compensation Metrics *(discussed in detail in the Compensation Discussion & Analysis section)*

Normalized Earnings Per Share	Customer Satisfaction Ratings
Normalized Free Cash Flow Per Share	Total Shareholder Return
Comparable Preneed Production	Normalized Return on Equity

COMPENSATION ACTUALLY PAID AND NORMALIZED EPS ALIGNMENT



COMPENSATION ACTUALLY PAID AND POST-TAX NET INCOME ALIGNMENT



COMPENSATION ACTUALLY PAID AND TSR ALIGNMENT



Certain Transactions

In February 2007, the Company adopted a written policy regarding "related person transactions", which are required to be disclosed under SEC rules. Generally, these are transactions that involve (i) the Company, (ii) a Director, Officer, or 5% shareholder, or their family member or affiliates, and (iii) an amount over $120,000. Under the policy, our General Counsel will review any related person transaction with our Nominating and Corporate Governance Committee or its Chair. Then, the Committee or the Chair will make a determination whether the transaction is consistent with the best interests of the Company and our shareholders. The Nominating and Corporate Governance Committee reviewed and approved the following reported transactions:

In 2022, SCI Shared Resources, LLC, a subsidiary of the Company, paid $389,656 in compensation to Bryan Bentley in his capacity as an employee. Bryan Bentley is the son-in-law of Alan R. Buckwalter, a Director of the Company.

The family of Sumner J. Waring, III, Senior Vice President Chief Operating Officer, has had a relationship with SCI since 1996, when the family sold its business to SCI. Sumner Waring's mother owns a company that leases funeral homes to the Company under a lease expiring in September 2026 for which the Company paid rent of $200,000 in 2022. The total amount of real estate rent paid annually to companies owned by Mrs. Waring is $200,000 and is approximately 1% of the total annual rent paid by the Company for leasing real estate.

R. L. Waltrip, our Founder and Chairman Emeritus, was an executive of the Company in 2022. He also is the father of W. Blair Waltrip, one of our Directors. For 2022, R. L. Waltrip had a salary of $952,000 and a performance-based cash bonus target of 70% of his base salary (this performance-based cash bonus paid out at 200% for 2022 for a total bonus of $1,332,800). Prior to his death, he was eligible in 2022 to participate in our retirement and health and welfare benefit plans on the same basis as other similarly situated employees. He was also provided with certain additional insurance and perquisites ($176,718 in total in 2022). He left behind a great legacy when he passed away on February 27, 2023.

Voting Securities and Principal Holders

Principal Holders of SCI Stock

The table below sets forth information with respect to any person who is known to the Company as of March 6, 2023 to be the beneficial owner of more than five percent of the Company's Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class[4]
Baillie Gifford & Co Calton Square 1 Greenside Row Edinburgh EH1 3AN Scotland, UK	16,353,246 [1]	10.6%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	13,899,975 [2]	9.0%
Select Equity Group, L.P. 380 Lafayette Street, 6th Floor New York, NY 10003	8,379,769 [3]	5.4%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	15,768,350 [4]	10.3%

[1] This information is as of December 31, 2022 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on January 20, 2023 by Baillie Gifford & Co., which reported sole voting power for 12,922,872 shares, shared voting power for no shares, sole dispositive power for 16,353,246, and shared dispositive power for no shares.

[2] This information is as of December 31, 2022 and is based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 25, 2023 by BlackRock, Inc., which reported sole voting power for 13,176,030 shares, shared voting power for no shares, sole dispositive power for 13,899,975 shares, and shared dispositive power for no shares.

[3] This information is as of December 31, 2022 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on February 14, 2023 by Select Equity Group, L.P., which reported sole voting power for no shares, shared voting power for 8,379,769 shares, sole dispositive power for no shares, and shared dispositive power for 8,379,769 shares.

[4] This information is as of December 31, 2022 and is based on a Schedule 13 G/A filed with the Securities and Exchange Commission on February 9, 2023 by The Vanguard Group, Inc., which reported sole voting power for no shares, shared voting power for 61,242 shares, sole dispositive power for 15,554,126 shares, and shared dispositive power for 214,224 shares.

[5] As of the Company's shares outstanding on November 2, 2022 for 153,805,512 as reported on the cover page of the Company's third quarter Form 10-Q.

Executive Officer and Director Ownership of SCI Stock

The table below sets forth, as of March 6, 2023, the amount of the Company's Common Stock beneficially owned by each Named Executive Officer, each Director nominee, and all Directors and executive Officers as a group, based upon information obtained from such persons. Securities reported as beneficially owned include those for which the persons listed have sole voting and investment power, unless otherwise noted.

Name of Individual or Group	Shares Owned	Right to Acquire Ownership Under Options Exercisable Within 60 Days	Total	Percent of Class[4]
Thomas L. Ryan	1,612,208	2,089,856	3,702,064	2.4%
Eric D. Tanzberger	189,250	199,133	388,383	*
Sumner J. Waring, III	342,386	120,399	462,785	*
Gregory T. Sangalis	203,331	370,633	573,964	*
Steven A. Tidwell	73,495	180,928	254,423	*
Alan R. Buckwalter	32,326	—	32,326	*
Anthony L. Coelho	80,053	—	80,053	*
Jakki L. Haussler	8,257	—	8,257	*
Victor L. Lund	212,411	—	212,411	*
Ellen Ochoa	43,162	—	43,162	*
C. Park Shaper	7,613 [1]	—	7,613	*
Sara M. Tucker	20,005	—	20,005	*
W. Blair Waltrip	1,533,290 [2]	—	1,533,290	*
Marcus A. Watts	66,944 [3]	—	66,944	*
Executive Officers and Directors as a Group (17 persons)	4,716,372	3,437,813	8,154,185	5.2%

* Less than one percent

[1] C. Park Shaper purchased 5,000 shares of SCI common stock, which are owned directly by Seis Holdings LLC. Mr. Shaper serves as the Chief Executive Officer for, and he and his spouse hold membership interests in, Seis Holdings LLC. Mr. Shaper disclaims beneficial ownership of this common stock except to the extent of his pecuniary interest therein.

[2] Includes 468,384 shares held in trusts under which W. Blair Waltrip, his brother, and his sister are trustees and have shared voting and investment power and for which W. Blair Waltrip disclaims 2/3 beneficial ownership. Also includes 48,388 shares held by other family members or trusts, of which shares W. Blair Waltrip disclaims beneficial ownership. Also includes 50,000 shares held by a charitable foundation of which W. Blair Waltrip is President.

[3] Includes 4,197 shares held in family trusts of which Marcus Watts is trustee.

[4] Shares outstanding plus options exercisable as of March 6, 2023 are 156,609,615.

<table>
<tr><td>PROPOSAL
4</td><td>**Proposal on Frequency of "Say-on-Pay" Advisory Vote to Approve Named Executive Officer Compensation**
The Board of Directors recommends a vote **"EVERY ONE YEAR"** on this proposal.</td><td></td></tr>
</table>

Pursuant to SEC rules, we are including this proposal to enable our shareholders to cast an advisory vote to indicate how frequently we should seek an advisory vote on the compensation of our Named Executive Officers. By voting on this proposal, shareholders may indicate whether they would prefer an advisory vote on Named Executive Officers compensation once every one, two, or three years, or they may abstain from voting.

The proxy card provides shareholders with the opportunity to choose among four options (holding the vote every one, two, or three years, or abstaining). The optimal frequency of vote will be based on a judgment about the relative benefits of each of the options. There have been diverging views expressed on this question and the Board believes there is a reasonable basis for each of the options. Some shareholders may determine that the two-year or three-year option is appropriate since our compensation program is structured to support long-term performance. Some shareholders may believe an annual vote is appropriate to allow more prompt reaction to our compensation policies.

Our Board recommends that shareholders vote for the option of every "one year" as the frequency to vote on Named Executive Officer compensation. An annual advisory vote will enable shareholders to provide direct input to the Company regarding its compensation philosophy, policies, and practices as disclosed in the proxy statement each year. However, since each option is reasonable, our Board intends to adopt the option that receives the most votes of our shareholders.

Information About the Meeting and Voting

Q: WHO IS ENTITLED TO VOTE?

A: Shareholders of record who held common stock of SCI at the close of business on March 6, 2023 are entitled to vote at the 2023 Annual Meeting of Shareholders (the "Annual Meeting"). As of the close of business on that date, there were outstanding 153,171,802 shares of SCI common stock, $1.00 par value ("Common Stock").

Q: WHAT ARE SHAREHOLDERS BEING ASKED TO VOTE ON?

A: Shareholders are being asked to vote on the following items at the Annual Meeting:

1. Election of nominees to the Board of Directors.

2. Ratification of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2023 fiscal year.

3. Consideration of an advisory vote to approve Named Executive Officer compensation.

4. Advisory vote on frequency of "Say-on-Pay" advisory vote.

The Company will also transact such other business as may properly come before the meeting. The affirmative vote of a majority of the total shares represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of each of the proposals listed above.

Q: HOW DO I VOTE MY SHARES?

A: You can vote your shares using one of the following methods:

- Vote through the internet at www.proxyvote.com using the instructions on the proxy or voting instruction card. Also, you can vote by visiting our annual meeting website at www.sciannualmeeting.com and clicking the link to vote.

- Vote by telephone using the toll-free number shown on the proxy or voting instruction card.

- Complete, sign, and return a written proxy card in the pre-stamped envelope provided.

- Attend and vote at the meeting.

Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card. Unless you are planning to vote at the meeting, your vote must be received on or before May 2, 2023.

Even if you submit your vote by one of the first three methods mentioned above, you may still vote at the meeting if you are the record holder of your shares or hold a legal proxy from the record holder. Your vote at the meeting will constitute a revocation of your earlier voting instructions.

Q: WHAT IF I WANT TO VOTE IN PERSON AT THE ANNUAL MEETING?

A: The Notice of Annual Meeting of Shareholders provides details of the date, time, and place of the Annual Meeting, if you wish to vote in person. To attend the Annual Meeting in person, you will need proof of your share ownership and valid picture identification.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND VOTING?

A: The Board of Directors recommends voting:

- FOR each of the nominees to the Board of Directors. Biographical information for each nominee is outlined in this Proxy Statement under "Proposal 1: Election of Directors".

- FOR ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2023 fiscal year.

- FOR approval, on an advisory basis, of Named Executive Officer compensation.

- FOR every one year, on an advisory basis, on frequency of "Say-on-Pay" advisory vote.

Although the Board of Directors does not contemplate that any nominee will be unable or unwilling to serve, if such a situation arises, the proxies will be voted for a substitute nominee(s) chosen by the Board or the Board may reduce the size of the Board.

Q: IF I GIVE MY PROXY, HOW WILL MY SHARES BE VOTED ON OTHER BUSINESS BROUGHT UP AT THE ANNUAL MEETING?

A: By submitting your proxy, you authorize the persons named on the proxy card to use their discretion in voting on any other matters properly brought before the Annual Meeting. At the date hereof, SCI does not know of any other business to be considered at the Annual Meeting.

Q: CAN I REVOKE MY PROXY ONCE I HAVE GIVEN IT?

A: Yes. Your proxy, even though executed and returned, may be revoked any time prior to the time that it is voted at the Annual Meeting by a later-dated proxy or by written notice of revocation filed with the Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019. Alternatively, you can attend the annual meeting, revoke your proxy in person, and vote at the meeting itself.

Q: HOW WILL THE VOTES BE COUNTED?

A: Each properly executed proxy received in time for the annual meeting will be voted as specified therein, or if a shareholder does not specify how the shares represented by his or her proxy are to be voted, they will be voted (i) for the nominees listed therein (or for other nominees as provided above), (ii) for ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, and (iii) for approval on an advisory basis of Named Executive Officer compensation. Holders of SCI Common Stock are entitled to one vote per share on each matter considered at the Annual Meeting. In the election of Directors, a shareholder has the right to vote the number of his or her shares for as many persons as there are to be elected as Directors. Shareholders do not have the right to cumulate votes in the election of Directors. Abstentions are counted towards the calculation of a quorum. An abstention has the same effect as a vote against a proposal or the election of a Director.

Q: WHAT IF MY SCI SHARES ARE HELD THROUGH A BANK OR BROKER?

A: If your shares are held through a broker or bank, you will receive voting instructions from your bank or broker describing how to vote your stock. If you do not vote your shares, your broker or bank does not have the discretion to vote your shares on the proposals, except that they have the discretion to vote your shares for ratification of the selection of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2023 fiscal year. A "broker non-vote" refers to a proxy that votes on one matter, but indicates that the holder does not have the authority to vote on other matters. Broker non-votes will have the following effects at our Annual Meeting: for purposes of determining whether a quorum is present, a broker non-vote is deemed to be present at the meeting; for purposes of the election of Directors and other matters to be voted on at the meeting, a broker non-vote will not be counted.

Q: HOW DOES A SHAREHOLDER OR INTERESTED PARTY COMMUNICATE WITH THE BOARD OF DIRECTORS, COMMITTEES, OR INDIVIDUAL DIRECTORS?

A: Any shareholder or interested party may communicate with the Board of Directors, any committee of the Board, the non-management Directors as a group, or any Director by sending written communications addressed to the Board of Directors of Service Corporation International, a Board committee, the non-management Directors, or such individual Director or Directors, c/o Office of Corporate Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors (or other addressee) at the next regular Board meeting.

Q: WHAT IS THE COMPANY'S WEB ADDRESS?

A: The SCI home page is www.sci-corp.com. At the website, the following information is available for viewing. The information below is also available in print to any shareholder who requests it.

- Bylaws of SCI
- Charters of the Audit Committee, the Compensation Committee, Investment Committee and the Nominating and Corporate Governance Committee
- Corporate Governance Guidelines
- Principles of Conduct and Ethics for the Board of Directors
- Code of Conduct and Ethics for Officers and Employees

Q: HOW CAN I OBTAIN A COPY OF THE ANNUAL REPORT ON FORM 10-K?
A: A copy of SCI's 2022 Annual Report on Form 10-K is furnished with this Proxy Statement to each shareholder entitled to vote at the Annual Meeting. If you do not receive a copy of the Annual Report on Form 10-K, you may obtain one free of charge by writing to Investor Relations, P.O. Box 130548, Houston, Texas 77219-0548.

Q: WHY IS IT IMPORTANT TO VOTE VIA THE INTERNET OR TELEPHONE, OR SEND IN MY PROXY CARD SO THAT IT IS RECEIVED ON OR BEFORE MAY 2, 2023?
A: The Company cannot conduct business at the Annual Meeting unless a quorum is present. A quorum will only be present if a majority of the outstanding shares of SCI common stock as of March 6, 2023 is present at the meeting in person or by proxy. It is for this reason that we urge you to vote via the internet or telephone or send in your completed proxy card(s) as soon as possible, so that your shares can be voted even if you cannot attend the meeting.

Proxy Solicitation

We may solicit proxies through the mail, in person, or by telephone, fax, or internet. Certain Officers, Directors, and other employees of the Company may solicit proxies. Directors, Officers, and other employees of the Company will not receive additional compensation for these services. We will reimburse brokerage firms, nominees, fiduciaries, custodians, and other agents for their expenses in distributing proxy material to the beneficial owners of our common stock. To avoid unnecessary expense, please return your proxy regardless of the number of shares that you own. Simply date, sign, and return the enclosed proxy in the enclosed business reply envelope.

Service Corporation International

1929 Allen Parkway

P.O. Box 130548

Houston, Texas 77219-0548

Submission of Shareholder Proposals

Any proposal to be presented by a shareholder and included in the Company's proxy materials for the Company's 2024 Annual Meeting of Shareholders, other than nomination of directors, must be received by the Company on or before November 24, 2023. All proposals must comply with Rule 14a-8 under the Exchange Act.

Pursuant to the Company's Bylaws, any holder of Common Stock of the Company desiring to make a director nomination or bring any other matters to be considered at the Company's 2024 Annual Meeting of Shareholders in a form other than a shareholder proposal in accordance with the preceding paragraph must give advance written notice in accordance with the Bylaws that is received by the Company, addressed to the Corporate Secretary, no earlier than January 3, 2024 and no later than January 23, 2024. Any notice pursuant to this or the preceding paragraph should be addressed to the Corporate Secretary, Service Corporation International, 1929 Allen Parkway, P.O. Box 130548, Houston, Texas 77219-0548.

To comply with the universal proxy rules, holders of the Common Stock of the Company who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, in addition to satisfying requirements of our Bylaws, no later than March 4, 2024.

However, if an annual meeting occurs thirty days or more before, or sixty days or more after the anticipated annual May shareholder meeting, notice by the shareholder under the two paragraphs immediately preceding, must be so delivered, or mailed and received, no later than the close of business on the 10th day following the day on which the date of such annual meeting was first publicly disclosed.

Other Business

The Board of Directors of the Company is not aware of other matters to be presented for action at the Annual Meeting of Shareholders; however, if any such matters are properly presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Form 4 and amendments thereto furnished to the Company during its most recent fiscal year and written representations from reporting persons, the Company believes that all required Form 4 reports for transactions occurring in 2022 were filed timely.

Annex A: Non-GAAP Financial Measures

We believe the following non-GAAP financial measures provide a consistent basis for comparison between years and better reflect the performance of our core operations. We also believe these measures help facilitate comparisons to our competitors' results.

Set forth below is a reconciliation of our non-GAAP financial measures. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

	Twelve Months Ended December 31,					
	2022		2021		2020	
Adjusted Earnings and Adjusted EPS **(Dollars in millions, except diluted EPS)**	**Net Income**	**Diluted EPS**	**Net Income**	**Diluted EPS**	**Net Income**	**Diluted EPS**
Net income attributable to common stockholders, as reported	$ 565.3	$ 3.53	$ 802.9	$ 4.72	$ 515.9	$ 2.88
Pre-tax reconciling items:						
Impacts of divestitures and impairment charges, net	(10.0)	(0.06)	(25.2)	(0.15)	(7.0)	(0.03)
Losses on early extinguishment of debt, net	1.2	0.01	5.2	0.03	18.4	0.10
Foreign currency exchange loss	1.5	0.01	—	—	—	—
Vendor waiver and release agreement cash receipts	—	—	(8.3)	(0.05)	—	—
Estimate of certain legal matters [1]	64.6	0.40	—	—	—	—
Tax reconciling items:						
Tax effect from special items	(14.0)	(0.09)	7.3	0.04	(2.6)	(0.02)
Change in uncertain tax reserves and other	(0.7)	—	(4.0)	(0.02)	(3.0)	(0.02)
Earnings excluding special items and diluted earnings per share excluding special items	$ 607.9	$ 3.80	$ 777.9	$ 4.57	$ 521.7	$ 2.91
Diluted weighted average shares outstanding		160.1		170.1		179.0

[1] *Estimate of certain legal matters* $64.6 million for an immaterial preliminary settlement in a private litigation matter in Florida and subsequently we engaged in settlement discussions with the California Attorney General. Both matters relate to previously disclosed litigation in Footnote 9. Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data in our Form 10-Ks.

	Twelve Months Ended December 31,		
Adjusted Operating Cash Flow (Dollars in millions)	**2022**	**2021**	**2020**
Net cash provided by operating activities, as reported	$ 825.7	$ 920.6	$ 804.4
Cash received from a vendor waiver and release agreement payment	—	(8.3)	—
Net cash provided by operating activities excluding special items	$ 825.7	$ 912.3	$ 804.4

Annex B: Peer Comparator Group

Acceleron Pharma Inc.
Acuity Brands, Inc.
ADT Inc.
Advance Auto Parts, Inc.
AECOM
Alaska Air Group, Inc.
Alcoa Corporation
Allegion plc
Alliant Energy Corporation
Altice USA, Inc.
American Airlines Group Inc.
AMN Healthcare Services, Inc.
APA Corporation
Aramark
ARC Resources Ltd.
Arch Capital Group Ltd.
Arrow Electronics, Inc.
Ashland Global Holdings Inc.
Assurant, Inc.
AutoNation, Inc.
Avalara, Inc.
Avery Dennison Corporation
Avis Budget Group, Inc.
Bank OZK
Bath & Body Works, Inc.
BlackBerry Limited
BlackLine, Inc.
BOK Financial Corporation
Booz Allen Hamilton Holding Corporation
Bright Health Group, Inc.
Bright Horizons Family Solutions Inc.
Broadridge Financial Solutions, Inc.
BRP Inc.
Brunswick Corporation
Bunge Limited
Burlington Stores, Inc.
BWX Technologies, Inc.
Cable One, Inc.
CACI International Inc.
Callaway Golf Company
Campbell Soup Company
Cardinal Health, Inc.
Cboe Global Markets, Inc.
Chart Industries, Inc.
Church & Dwight Co., Inc.
Churchill Downs Incorporated
Cimarex Energy Co.
Cleveland-Cliffs Inc.
CNA Financial Corporation
Columbia Sportswear Company
Continental Resources, Inc.
Coupa Software Incorporated

Crocs, Inc.
Darden Restaurants, Inc.
DaVita Inc.
DCP Midstream, LP
DENTSPLY SIRONA Inc.
Devon Energy Corporation
Diamondback Energy, Inc.
DICK'S Sporting Goods, Inc.
Discovery, Inc.
Dollar Tree, Inc.
Domino's Pizza, Inc.
Dropbox, Inc.
DXC Technology Company
East West Bancorp, Inc.
Elanco Animal Health Incorporated
Elastic N.V.
EMCOR Group, Inc.
Endeavor Group Holdings, Inc.
Envista Holdings Corporation
EQT Corporation
FactSet Research Systems Inc.
First American Financial Corporation
First Solar, Inc.
FirstEnergy Corp.
Frontier Communications Parent, Inc.
GameStop Corp.
Gildan Activewear Inc.
Globe Life Inc.
Graphic Packaging Holding Company
Halozyme Therapeutics, Inc.
Harley-Davidson, Inc.
Hasbro, Inc.
Helen of Troy Limited
Henry Schein, Inc.
Hertz Global Holdings, Inc.
Hill-Rom Holdings, Inc.
Hilton Grand Vacations Inc.
Hologic, Inc.
Host Hotels & Resorts, Inc.
Hubbell Incorporated
Huntington Ingalls Industries, Inc.
Huntsman Corporation
Hyatt Hotels Corporation
IDEX Corporation
Incyte Corporation
Ingredion Incorporated
Integra LifeSciences Holdings Corporation
Iron Mountain Incorporated
Jabil Inc.
Jack Henry & Associates, Inc.
Jacobs Engineering Group Inc.
James Hardie Industries plc

Janus Henderson Group plc
Jones Lang LaSalle Incorporated
KBR, Inc.
KeyCorp
Kinross Gold Corporation
Kirkland Lake Gold Ltd.
Kohl's Corporation
Lattice Semiconductor Corporation
Leggett & Platt, Incorporated
Leidos Holdings, Inc.
Lennox International Inc.
Levi Strauss & Co.
Liberty Global plc
Lincoln Electric Holdings, Inc.
Lincoln National Corporation
Lithia Motors, Inc.
LKQ Corporation
Loews Corporation
Logitech International S.A.
LPL Financial Holdings Inc.
Lumen Technologies, Inc.
Lyft, Inc.
Macy's, Inc.
Magellan Midstream Partners, L.P.
Marathon Oil Corporation
Marriott Vacations Worldwide Corporation
Masco Corporation
MasTec, Inc.
Mattel, Inc.
MDU Resources Group, Inc.
MGM Resorts International
MKS Instruments, Inc.
Mohawk Industries, Inc.
Molina Healthcare, Inc.
MSA Safety Incorporated
Newell Brands Inc.
News Corporation
Novanta Inc.
Nuance Communications, Inc.
Nutanix, Inc.
nVent Electric plc
OGE Energy Corp.
Olin Corporation
Open Text Corporation
Oshkosh Corporation
Ovintiv Inc.
Packaging Corporation of America
Paycor HCM, Inc.
Pegasystems Inc.
Penn National Gaming, Inc.
Pentair plc
People's United Financial, Inc.

Annex B: Peer Comparator Group (Continued)

Perrigo Company plc	Tapestry, Inc.	Vontier Corporation
Petco Health and Wellness Company, Inc.	Temenos AG	WESCO International, Inc.
PG&E Corporation	Tenet Healthcare Corporation	Western Digital Corporation
Pinnacle West Capital Corporation	Teradata Corporation	Westinghouse Air Brake Technologies Corporation
Polaris Inc.	Tetra Tech, Inc.	Westlake Chemical Corporation
Procore Technologies, Inc.	Texas Roadhouse, Inc.	WestRock Company
PulteGroup, Inc.	Textron Inc.	WEX Inc.
PVH Corp.	The J. M. Smucker Company	Whirlpool Corporation
QIAGEN N.V.	The Mosaic Company	Williams-Sonoma, Inc.
Quest Diagnostics Incorporated	The New York Times Company	Woodward, Inc.
Quidel Corporation	The Scotts Miracle-Gro Company	YETI Holdings, Inc.
R1 RCM Inc.	The Timken Company	Zendesk, Inc.
Ralph Lauren Corporation	The Toro Company	
Reinsurance Group of America, Incorporated	The Western Union Company	
Repligen Corporation	Thor Industries, Inc.	
Restaurant Brands International Inc.	TopBuild Corp.	
RingCentral, Inc.	Trex Company, Inc.	
Ritchie Bros. Auctioneers Incorporated	TriNet Group, Inc.	
Sealed Air Corporation	Tyler Technologies, Inc.	
Shaw Communications Inc.	Ulta Beauty, Inc.	
Sonoco Products Company	Under Armour, Inc.	
Southwestern Energy Company	United Airlines Holdings, Inc.	
STAAR Surgical Company	United States Steel Corporation	
Stantec Inc.	US Foods Holding Corp.	
Stericycle, Inc.	Valmont Industries, Inc.	
Syneos Health, Inc.	Valvoline Inc.	



SERVICE CORPORATION INTERNATIONAL

1929 Allen Parkway
Houston, Texas 77019
713-522-5141
SCI-Corp.com

Investors:

Debbie Young
Director,
Investor Relations
Phone: 713-525-9088

Media:

Jay Andrew
Assistant Vice President,
Corporate Communications
Phone: 713-525-3468



SERVICE CORPORATION INTERNATIONAL
ATTN: INVESTOR RELATIONS
1929 ALLEN PARKWAY
HOUSTON, TX 77019

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 1, 2023 for shares held directly and by 11:59 p.m. Eastern Time on April 29, 2023 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 1, 2023 for shares held directly and by 11:59 p.m. Eastern Time on April 29, 2023 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions..

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SERVICE CORPORATION INTERNATIONAL

The Board of Directors recommends you vote FOR:

1. Election of Directors:

Nominees:	**For**	**Against**	**Abstain**
1a. Alan R. Buckwalter	☐	☐	☐
1b. Anthony L. Coelho	☐	☐	☐
1c. Jakki L. Haussler	☐	☐	☐
1d. Victor L. Lund	☐	☐	☐
1e. Ellen Ochoa	☐	☐	☐
1f. Thomas L. Ryan	☐	☐	☐
1g. C. Park Shaper	☐	☐	☐
1h. Sara Martinez Tucker	☐	☐	☐
1i. W. Blair Waltrip	☐	☐	☐
1j. Marcus A. Watts	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 2:	**For**	**Against**	**Abstain**
2. Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 3:	**For**	**Against**	**Abstain**
3. To approve, by advisory vote, named executive officer compensation.	☐	☐	☐

The Board of Directors recommends you vote EVERY ONE YEAR for proposal 4:	**Every One Year**	**Every Two Years**	**Every Three Years**	**Abstain**
4. To approve, by advisory vote, the frequency of the advisory vote on named executive officer compensation.	☐	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice & Proxy Statement AND Form 10-K are available at www.proxyvote.com

---

SERVICE CORPORATION INTERNATIONAL

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS MAY 2, 2023

The undersigned hereby appoints Thomas L. Ryan, Lori E. Splide, and Eric D. Tanzberger, and each or any of them as attorneys, agents, and proxies of the undersigned with full power of substitution, for and in the name, place, and stead of the undersigned, to attend the Annual Meeting of Shareholders of Service Corporation International (the "Company"), to be held in the Conference Center, Heritage I and II, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019 at 9:00 a.m. Central Time on May 2, 2023, and any adjournment(s) thereof, and to vote thereat the number of shares of Common Stock of the Company, which the undersigned would be entitled to vote if personally present as indicated on the reverse side hereof and, in their discretion, upon any other business which may properly come before said meeting.

This proxy, when properly executed, will be voted in accordance with your indicated directions. If no direction is made, this proxy will be voted FOR the election of Directors, FOR proposal 2, and FOR proposal 3, and EVERY ONE YEAR for proposal 4.

Continued and to be signed on reverse side